Exhibit 99.2

Management’s Discussion and Analysis

For the quarter ended

September 30, 2011

Table of Contents

THIRD QUARTER 2011 FINANCIAL AND OPERATIONAL HIGHLIGHTS		4
BACKGROUND		5
CORPORATE RESPONSIBILITY		5
CORPORATE DEVELOPMENTS		6
A.	RICHFIELD ACQUISITION	6
B.	EL MORRO TRANSACTION	6
C.	UPDATE ON CERRO SAN PEDRO MINE	7
ECONOMIC TRENDS		7
SELECTED QUARTERLY FINANCIAL INFORMATION		8
OVERVIEW OF 2011 THIRD QUARTER FINANCIAL RESULTS		9
NINE MONTHS ENDED 2011 COMPARED TO NINE MONTHS ENDED 2010		10
OPERATIONS REVIEW		11
A.	MESQUITE MINE, CALIFORNIA, USA	11
B.	CERRO SAN PEDRO MINE, MEXICO	13
C.	PEAK MINES, NEW SOUTH WALES, AUSTRALIA	16
PROJECT DEVELOPMENT REVIEW		19
A.	NEW AFTON PROJECT, BRITISH COLUMBIA, CANADA	19
B.	BLACKWATER PROJECT	20
C.	EL MORRO PROJECT, ATACAMA REGION, CHILE	21
D.	CERRO SAN PEDRO MINE, SAN LUIS POTOSÍ, MEXICO	22
E.	PEAK MINES, NEW SOUTH WALES, AUSTRALIA	22
REVIEW OF FINANCIAL RESULTS		23
THIRD QUARTER 2011 COMPARED TO THIRD QUARTER 2010		23
NINE MONTHS ENDED 2011 COMPARED TO NINE MONTHS ENDED 2010		25
QUARTERLY INFORMATION		27
BALANCE SHEET REVIEW		27
A.	ASSETS	27
B.	GOLD HEDGE CONTRACTS	27
C.	LONG-TERM DEBT	28
D.	DEFERRED INCOME AND MINING TAXES	30
E.	ASSET RETIREMENT OBLIGATION	30
NON-IFRS MEASURE- ADJUSTED NET EARNINGS(3) (ADJUSTED NET EARNINGS PER SHARE)		31

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NON-IFRS MEASURE - TOTAL CASH COST(1) PER GOLD OUNCE CALCULATION		32
LIQUIDITY AND CAPITAL RESOURCES		32
LIQUIDITY AND CAPITAL RESOURCES OUTLOOK		33
OUTLOOK		34
COMMITMENTS		35
CONTINGENCIES		35
A.	EL MORRO TRANSACTION	36
B.	CERRO SAN PEDRO MINE	36
C.	MESQUITE MINE	37
SUBSEQUENT EVENTS		37
OFF-BALANCE SHEET ARRANGEMENTS		37
RISK FACTORS		37
FINANCIAL RISK MANAGEMENT		38
A.	CREDIT RISK	38
B.	LIQUIDITY RISK	39
C.	CURRENCY RISK	40
D.	INTEREST RATE RISK	42
E.	PRICE RISK	42
CONTRACTUAL OBLIGATIONS		44
OUTSTANDING SHARES		45
CRITICAL ACCOUNTING POLICIES AND ESTIMATES		45
A.	INVENTORIES	45
B.	MINING INTERESTS	46
C.	RECLAMATION AND CLOSURE COST OBLIGATIONS	47
D.	INCOME TAXES	47
E.	REVENUE RECOGNITION	47
F.	LONG TERM INCENTIVE PLANS	48
POLICIES USED IN ANNUAL FINANCIAL STATEMENTS		48
FUTURE CHANGES IN ACCOUNTING POLICIES		48
INTERNATIONAL FINANCIAL REPORTING STANDARDS		50
A.	MINING INTERESTS	51
B.	FINANCIAL INSTRUMENTS	51
C.	FOREIGN CURRENCY TRANSLATION	52

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D.	DECOMMISSIONING LIABILITIES (RECLAMATION AND CLOSURE COST OBLIGATIONS)	52
E.	PROPERTY, PLANT AND EQUIPMENT	53
F.	REVERSAL OF IMPAIRMENT LOSS	53
G.	DEFERRED TAXES	53
CONTROLS AND PROCEDURES		55
ENDNOTES		57
CAUTIONARY NOTE TO U.S. READERS CONCERNING ESTIMATES OF MEASURED, INDICATED AND INFERRED MINERAL RESOURCES		58
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS		58

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NEW GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE QUARTER ENDED SEPTEMBER 30, 2011
(IN UNITED STATES DOLLARS, EXCEPT WHERE NOTED)

The following Management’s Discussion and Analysis (“MD&A”) provides information that management believes is relevant to an assessment and understanding of the consolidated financial condition and results of operations of New Gold Inc. (“New Gold” or the “Company”) and its subsidiaries and including its predecessor entities.  This MD&A should be read in conjunction with New Gold’s unaudited consolidated financial statements for the quarters ended September 30, 2011 and 2010 which are prepared in accordance with International Financial Reporting Standards and New Gold’s audited consolidated financial statements for the years ended December 31, 2010 and 2009 and related notes thereto which have been prepared in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”.) This Management’s Discussion and Analysis contains “forward-looking statements” that are subject to risk factors set out in a cautionary note contained herein the MD&A. The reader is cautioned not to place undue reliance on forward-looking statements. All figures are in United States dollars and tabular amounts are in thousands, unless otherwise noted. This Management’s Discussion and Analysis has been prepared as of November 3, 2011.  Additional information relating to the Company, including the Company’s Annual Information Form, is available on SEDAR at www.sedar.com.

THIRD QUARTER 2011 FINANCIAL AND OPERATIONAL HIGHLIGHTS

▪	Third quarter gold sales of 93,028 ounces, up 4% from 89,692 ounces in the same period in 2010.

▪	Quarterly gold production of 90,384 ounces compared to 91,332 ounces in the same period in 2010.

▪
Third quarter total cash cost(1) per ounce sold, net of by-product sales, of $528 per ounce relative to $422 per ounce in the same period in 2010.  For the nine months to September 30, 2011, total cash cost(1) per ounce sold, net of by-product sales, of  $409 per ounce, down $47 per ounce from  $456 per ounce in the same period in 2010.

▪	Cash flow from operations, excluding tax payments, increased by 89% to $93.0 million from $49.3 million in the same period in 2010.

▪	Net cash flow from operations, including tax payments, was $70.7 million compared to $34.5 million in the same period in 2010.

▪
Net earnings from continuing operations during the third quarter of $40.7 million or $0.09 per basic share compared to a net earnings of  $44.8 million or $0.11  per basic share in the same period in 2010.  Results for 2010 have been restated to comply with IFRS which was adopted January 1, 2010.

▪	Adjusted net earnings(3) from continuing operations during the third quarter of $49.5 million or $0.11 per basic share compared to $29.3 million or $0.07 per basic share in the same period in 2010.

▪	Quarterly earnings from mine operations of $76.1 million, up from $47.1 million in the same period in 2010.

▪	In the third quarter, underground development at New Afton advanced a total of 2,210 meters compared to an advance of 1,066 meters in the third quarter of 2010.

▪	Cash and cash equivalents totaled $433.1 million at September 30, 2011 compared to $490.8 million at December 31, 2010.

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▪
Subsequent to the end of the third quarter, on October 17th, the company announced offers to acquire both Silver Quest Resources Ltd. (“Silver Quest”) and Geo Minerals Ltd. (“Geo”). Upon closing, these acquisitions would both consolidate New Gold’s ownership of 100% of the Blackwater Project (“Blackwater”) and add to New Gold’s already significant landholdings in the area surrounding the current Blackwater mineral resource.

BACKGROUND

New Gold Inc. is an intermediate gold producer with a portfolio of global assets in the United States, Mexico, Australia, Canada and Chile. The Company’s operating assets consist of the Mesquite gold mine (“Mesquite Mine”) in the United States, the Cerro San Pedro gold-silver mine (“Cerro San Pedro Mine”) in Mexico, and the Peak gold-copper mines (“Peak Mines”) in Australia. Significant development projects include the New Afton copper-gold project (“New Afton”) in Canada, a 30% interest in the El Morro copper-gold project (“El Morro”) in Chile and the recently acquired Blackwater project in Canada. New Gold has an objective of continuing to grow, both organically and through acquisitions, to become the leading intermediate gold producer. New Gold plans on achieving this vision through:

▪	Delivering on operational targets (safety, cost, production, environmental and social responsibility);

▪	Maintaining a strong financial position;

▪	Internal growth through project development and the continuous improvement of existing operations; and

▪	External growth through additional value enhancing merger and acquisition opportunities.

New Gold is working towards maximizing shareholder value through diversified production, maintaining a reduced risk profile and enhancing growth potential.

CORPORATE RESPONSIBILITY

The Company’s commitment to disciplined growth is entrenched in the concept of growing responsibly.  This underlies management’s belief that economic achievement, environmental performance and social contributions are indivisible components in the success of the Company.

The Company actively engages in meaningful dialogue with local community residents and organizations to identify economic, training, social and development priorities and contributes to the development of the communities surrounding its operations.

New Gold’s corporate responsibility objectives are to operate in a responsible manner, minimize the impact the operations may cause to the environment and practice the progressive rehabilitation of areas impacted by its activities.  The Company has a history of operating in a socially responsible and sustainable manner, and of meeting international standards in the three countries where it currently operates mines.  The Company is a member of the Canadian Business for Social Responsibility and is a partner of the United Nations Global Compact.

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CORPORATE DEVELOPMENTS

A.	RICHFIELD ACQUISITION

On April 4, 2011, New Gold and Richfield Ventures Corporation (“Richfield”) jointly announced a definitive agreement whereby New Gold would acquire, through a plan of arrangement (the “Arrangement”) all of the outstanding common shares of Richfield.  Under the terms of the Arrangement, each Richfield shareholder received 0.9217 of a New Gold share for each Richfield share held plus nominal cost consideration.  Richfield’s flagship asset is the Blackwater Project, located in central British Columbia.

On June 1, 2011, the acquisition received final court approval.  There were 48.6 million New Gold shares issued to Richfield shareholders representing consideration of approximately $493.7 million, inclusive of transaction costs.

B.	EL MORRO TRANSACTION

On October 12, 2009, Barrick Gold Corporation (“Barrick”) announced that it had entered into an agreement with Xstrata Copper Chile S.A. (“Xstrata”), a wholly owned subsidiary of Xstrata Plc, to acquire Xstrata’s 70% interest in the El Morro copper-gold project in Chile. New Gold, through its 100% owned subsidiary Datawave Sciences Inc. (“Datawave”), held a right of first refusal over Xstrata’s 70% interest which came into effect when the agreement with Barrick was announced.

On January 7, 2010, Datawave provided notice to Xstrata of the exercise of its right of first refusal to acquire Xstrata’s 70% interest in the El Morro project for $463.0 million. The Company completed this transaction on February 16, 2010. A subsidiary of Goldcorp Inc. (“Goldcorp”) loaned $463.0 million to a Datawave subsidiary to fund the exercise of the right of first refusal. After acquisition of Xstrata’s 70% interest by a Datawave subsidiary, Datawave sold that subsidiary to a subsidiary of Goldcorp.

Concurrent with the sale of the Datawave subsidiary to a subsidiary of Goldcorp, Datawave received a $50.0 million payment and the parties amended the terms of the existing El Morro Shareholders Agreement. Under the revised Shareholders Agreement, Goldcorp (through its subsidiary) has agreed to fund 100% of Datawave’s share of the development and construction capital for the project, which is currently estimated at $3.9 billion.

On January 13, 2010, New Gold Inc. received a Statement of Claim filed by Barrick in the Ontario Superior Court of Justice, against New Gold, Goldcorp and affiliated subsidiaries. A Fresh Amended Statement of Claim was received in August 2010 which included Xstrata and its affiliated subsidiaries as defendants. The claim relates to Datawave’s exercise of its right of first refusal with respect to the El Morro copper-gold project. New Gold believes the claim is without merit and is defending this action using all available legal avenues. No amounts have been accrued for any potential loss under this claim.

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C.	UPDATE ON CERRO SAN PEDRO MINE

New Gold owns 100% of the Cerro San Pedro Mine through the Mexican company, Minera San Xavier S.A. de C.V. (“MSX”).

The Cerro San Pedro Mine has a history of on-going legal challenges. The Mine is in full operation and legal challenges relate primarily to a land use dispute; The environmental management system at the Cerro San Pedro Mine has been certified by the International Organization for Standardization (“ISO”) as fully compliant with ISO14001:2004.

In September 2009, a Federal Court of Fiscal and Administrative Justice ordered SEMARNAT, the Mexican environmental regulatory agency, to nullify the authorization of MSX’s 2006 Environmental Impact Statement (“EIS”) for the Cerro San Pedro mine. MSX appealed the ruling, a hearing in the Third Federal District Court in Mexico City was held in April 2010, and a negative decision was issued by the court in July 2010. MSX appealed the negative decision and in November 2010, a Collegiate Appeals Court in Mexico City ruled unanimously in favour of the company’s position in its appeal against the September 2009 nullification of the EIS. Based on this latest ruling, the Federal Court of Fiscal and Administrative Justice issued a new resolution in July 2011 requiring SEMARNAT to reanalyze the challenge to the 2006 EIS.

In March 2011, the municipality of Cerro de San Pedro approved a new municipal land use plan (“Plan”), after public consultation. The Plan clearly designates the area of the Cerro San Pedro Mine for mining, resolving any ambiguity regarding land use in that area.

In April 2011, MSX filed a request for a new EIS based on the Plan and on August 5, 2011 a new EIS was granted.  The 2011 EIS contains a number of conditions with which the company must comply and the work to fulfill these conditions is in progress. MSX’s land usage permit and its other operating permits remain in effect. MSX continues to work with all levels of government and other external stakeholders to ensure ongoing operations at the Cerro San Pedro Mine.

ECONOMIC TRENDS

The third quarter of 2011 has witnessed a continuation of the turbulent economic news that has characterized recent months.  Volatility continued to dominate during the quarter and most asset classes performed poorly, as investors attempted to reduce risk in the face of continuing economic uncertainties. Equities in particular, suffered as evidenced by the performance of the broad-based MSCI AC World Equity Index, which lost almost 18% in US dollar terms during the quarter.

Major economic concerns continues, in particular in the Eurozone, where Euro currency nations and the European Central Bank struggled to agree on an effective plan that would deal definitively with the ongoing sovereign debt crises and the related concerns regarding bank debt and capitalization.

Once again gold performed comparatively well and continued to justify its reputation as a safe haven asset, starting the quarter at $1,500 per ounce and ending at $1,620 per ounce. However, significant volatility occurred during the quarter, with gold climbing to a high of close to $1,900 per ounce before dropping back significantly through September. The gold price averaged $1,701 per ounce during the quarter.

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The price of gold is the largest single factor affecting New Gold’s profitability and operating cash flows, in addition to operating costs. As such, the current and future performance of the Company will be closely correlated with the prevailing price of gold. However, copper will become more important as New Afton achieves commercial production in 2012 based on current development plans. During the third quarter of 2011, New Gold had an average realized gold price(2) of $1,570 per ounce (including monthly deliveries of 5,500 ounces of gold hedged at the Mesquite Mine at $801 per ounce) which was 8% below an average market gold price of $1,701 per ounce.

SELECTED QUARTERLY FINANCIAL INFORMATION
(U.S. dollars in thousands, except ounces, per ounce and per pound amounts)

	Three months ended September 30,		Nine months ended September 30,
	2011	2010	2011	2010
Operating Data (1)
Tonnes of ore mined (000's)	7,839	6,186	20,755	16,445
Tonnes of waste mined (000's)	11,921	14,607	40,954	39,274
Ratio of waste to ore	1.52	2.36	1.97	2.39
Gold (ounces):
Produced	90,384	91,332	286,484	258,466
Sold	93,028	89,692	292,279	252,113
Silver (ounces):
Produced	380,581	733,463	1,536,309	1,487,247
Sold	379,632	748,704	1,567,777	1,447,560
Copper (000's of pounds):
Produced	2,567	3,137	9,418	11,105
Sold	4,857	2,259	12,399	9,341
Realized prices(2):
Gold ($/ounce)	1,570	1,181	1,430	1,137
Silver ($/ounce)	37.71	19.25	36.25	18.66
Copper ($/lb)	3.39	3.33	3.84	3.28
Total cash cost per gold ounce sold(3)(4)	$528	$422	$409	$456
Financial Data (000’s)
Revenues	$175,501	$127,116	$518,349	$341,095
Earnings from mine operations	$76,050	$47,120	$240,018	$120,371
Net earnings (loss) from continuing operations	$40,709	$44,754	$144,030	$31,790
Earnings (loss) per share – basic:
From continuing operations	$0.09	$0.11	$0.34	$0.08
From discontinued operations	-	-	-	$(0.03)
Total	$0.09	$0.11	$0.34	$0.05
Cash generated from operations, excluding tax payments	$92,985	$49,313	$240,760	$125,945

(1)	The 2010 tables include results for the Amapari Mine which is presented as a discontinued operation for financial reporting purposes. The 2010 table presented is for comparative purposes only.
(2)	Realized price is a non-IFRS financial performance measure with no standard meaning under IFRS. See Endnote 2 at the end of this MD&A.
(3)
The calculation of total cash cost per ounce of gold is net of by-product silver and copper revenues.  If silver and copper revenues were treated as a co-product, average total cash cost  for the three months ended September 30, 2011 would be $700 per ounce of gold (2010 - $547 ), $18.53  per ounce of silver (2010 - $9.20 ); and  $1.58 per pound of copper (2010 -  $1.58 ).

(4)
Total cash cost is a non-IFRS financial performance measure with no standard meaning under IFRS.  See Endnote 1 at the end of this MD&A.  The 2010 comparative has been adjusted to be consistent with the 2011 calculation methodology which capitalizes significant property, plant and equipment components as defined by IFRS. The calculation of total cash cost per ounce of gold sold for the Peak Mines is net of by-product copper sales revenue.  The calculation of total cash cost per ounce of gold for the Cerro San Pedro Mine is net of by-product silver sales revenue.

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OVERVIEW OF 2011 THIRD QUARTER FINANCIAL RESULTS

In the third quarter of 2011, adjusted net earnings(3) from continuing operations was  $49.5 million, which increased from $29.3 million in the prior year period.  The increase in adjusted net earnings(3) from operations is attributed primarily to higher realized commodity prices and increased sales.  Net earnings has been adjusted and tax affected for the group of costs in “Other gains (losses)” on the condensed consolidated income statement.  Key entries in this grouping are the fair value changes for share purchase warrants, convertible debt, asset backed commercial paper and the embedded derivative in the senior secured notes.  Additionally, foreign exchange gain or loss and other non-recurring items are adjusted.  Of particular note, the fair value change of non-hedged derivatives (share purchase warrants and convertible debt) in the third quarter of 2011 was a loss of $34.6 million, relative to a loss of $10.5 million in the same prior year period.  Adjusted net earnings(3) is a non-IFRS financial performance measure.  Adjusting for all of these items provides an improved measure to internally evaluate the underlying operating performance of the company as a whole for the reporting periods presented.  The adjusted entries are also impacted for tax to the extent that the underlying entries are impacted for tax in the unadjusted net earnings from continuing operations.  As the loss on the fair value change of non-hedged derivatives is only minimally tax affected in unadjusted net earnings from continuing operations, the reversal of tax on an adjusted basis is also minimal.   The prior period tax is adjusted for the foreign exchange impact of deferred tax on non-monetary assets.   The following table reconciles net earnings to adjusted net earnings(3):

	Three months ended September 30,		Nine month ended September 30,
	2011	2010	2011	2010

Net earnings before taxes	$56,889	$34,822	$201,259	$46,296
Fair value of embedded derivative in senior notes	(9,670)	(10,916)	(10,520)	(11,568)
Gain on FVTPL financial assets	-	(2,126)	(1,349)	(7,018)
Ineffectiveness on hedging instruments	481	-	4,167	-
Fair value change of non-hedged derivatives	34,576	10,487	28,895	49,892
(Gain) Loss on foreign exchange	(18,048)	4,237	(20,029)	9,189
Other	279	137	2,432	2,466
Adjusted net earnings before tax	$64,507	$36,641	$204,855	$89,257
Income Tax Expense	(16,180)	9,932	(57,229)	(14,506)
Tax Adjustments	1,135	(17,233)	(2,043)	(16,039)
Adjusted tax	$(15,045)	$(7,301)	$(59,272)	$(30,545)
Adjusted net earnings	$49,462	$29,340	$145,583	$58,712
Adjusted EPS	$0.11	$0.07	$0.34	$0.15
Adjusted effective tax rate	23%	20%	29%	34%

In the third quarter of 2011, net earnings from continuing operations was $40.7 million, which decreased  from $44.8 million in the prior year period. The decrease in net earnings from continuing operations is primarily attributable to the fair value change of share purchase warrants and convertible debt generating a loss of $34.6 million relative to a loss of $10.5 million in the same prior year period. Offsetting this change are higher realized commodity prices, increased sales and a gain on foreign exchange of $18.0 million relative to a loss of $4.2 million in the same prior year period.  The adjustments relating to the fair value change of the share purchase warrants and convertible debt are a requirement under International Financial Reporting Standards to account for share purchase warrants and convertible debt as a derivative liability, which are then fair valued quarterly as the exercise price is denominated in a currency other than the Company’s

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functional currency. As the traded value of the New Gold share purchase warrants increases or decreases, a respective loss or gain is reflected on the financial statements.  This is also the case for the convertible debt which is fair valued using the black-scholes methodology.  Additionally, there was an unrealized gain on revaluing the prepayment option related to the senior secured notes of $9.7 million relative to a gain of $10.9 million in the same prior year period.

The Company sold 93,028 ounces of gold during the third quarter of 2011, compared to 89,692 ounces in the same prior year period. In addition to increased ounces sold, the increase in average realized price(2) of gold has increased from $1,181 to $1,570 per ounce which contributed to a 38% increase in revenues to $175.5 million. Partly offsetting the revenue increase was an increase in cash cost(1) per ounce of gold sold to $528 per ounce from $422 per ounce in the same prior year period.  Earnings from mine operations increased from $47.1 million in the third quarter of 2010 to $76.1 million in the third quarter of 2011.

Cash flow from operations, excluding tax payments, increased by 89% to $93.0 million from $49.3 million in the same period in 2010.  The significant increase in quarterly cash flow is a direct result of the Company's strong operating performance during the quarter and higher realized commodity prices.  Net cash flow from continuing operations, including tax payments, for the third quarter of 2011 was $70.7 million compared to $34.5 million for the same period in 2010.  Cash taxes paid in the third quarter of 2011 was $22.3 million relative to $14.8 million in the same period in 2010 reflecting considerably higher tax installment payments in 2011.

NINE MONTHS ENDED 2011 COMPARED TO NINE MONTHS ENDED 2010

In the first nine month of 2011, adjusted net earnings(3) from continuing operations was  $145.6 million, which increased from  $58.7  million in the prior year period.  The increase in adjusted net earnings(3) from operations is attributed to higher realized commodity prices, increased production and related sales and lower cash cost per ounce.  Net earnings has been adjusted and tax affected for the group of costs in “Other gains  (losses)” on the condensed consolidated income statement.  Key entries in this grouping are the fair value changes for share purchase warrants, convertible debt, asset backed commercial paper and the embedded derivative in the senior secured notes.  Additionally, foreign exchange gain or loss and other non-recurring items are adjusted.  Of particular note, the fair value change of non-hedged derivatives (share purchase warrants and convertible debt) in the first nine months of 2011 was a loss of $28.9 million, relative to a loss of $49.9 million in the same prior year period.  Adjusting for all of these items provides an improved measure to internally evaluate the underlying operating performance of the company as a whole for the reporting periods presented.  The adjusted entries are also impacted for tax to the extent that the underlying entries are impacted for tax in the unadjusted net earnings from continuing operations.  As the loss on the fair value change of non-hedged derivatives is only minimally tax affected in unadjusted net earnings from continuing operations, the reversal of tax on an adjusted basis is also minimal.  The prior period tax is adjusted for the foreign exchange impact of deferred tax on non-monetary assets.  The following table reconciles net earnings to adjusted net earnings(3):

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	Three months ended September 30,		Nine month ended September 30,
	2011	2010	2011	2010

Net earnings before taxes	$56,889	$34,822	$201,259	$46,296
Fair value of embedded derivative in senior notes	(9,670)	(10,916)	(10,520)	(11,568)
Gain on FVTPL financial assets	-	(2,126)	(1,349)	(7,018)
Ineffectiveness on hedging instruments	481	-	4,167	-
Fair value change of non-hedged derivatives	34,576	10,487	28,895	49,892
(Gain) Loss on foreign exchange	(18,048)	4,237	(20,029)	9,189
Other	279	137	2,432	2,466
Adjusted net earnings before tax	$64,507	$36,641	$204,855	$89,257
Income Tax Expense	(16,180)	9,932	(57,229)	(14,506)
Tax Adjustments	1,135	(17,233)	(2,043)	(16,039)
Adjusted tax	$(15,045)	$(7,301)	$(59,272)	$(30,545)
Adjusted net earnings	$49,462	$29,340	$145,583	$58,712
Adjusted EPS	$0.11	$0.07	$0.34	$0.15
Adjusted effective tax rate	23%	20%	29%	34%

In the first nine months of 2011, net earnings from continuing operations was $144.0 million compared to  $31.8 million in the prior year.  The increase in net earnings from operations is attributed to higher realized commodity prices, increased production and related sales and a favourable exchange rate gain relative to a loss in the prior year period.  Additionally, the fair value change of share purchase warrants and convertible debt generated a loss of $28.9 million in the nine months of 2011 relative to a loss of $49.9 million in the same prior year period.

The Company sold 292,279 ounces of gold during the first nine months of 2011, compared to 252,113 ounces in the same prior year period.  In addition to increased ounces sold, the increase in average realized price(2) of gold sold from $1,137 to $1,430 per ounce contributed to a 52% increase in revenues to  $518.3 million.

Cash flow from operations, excluding tax payments, increased by 91% to $240.8 million from $125.9 million in the same period in 2010.  The significant increase in cash flow is a direct result of the Company's strong operating performance during the year and higher realized commodity prices.  Net cash flow from continuing operations, including tax payments, for the first nine months of 2011 was $163.6 million compared to $97.8 million for the same period in 2010.  Cash taxes paid in the first nine months of 2011 was $77.1 million relative to $28.1 million in the same period in 2010.  The key factor contributing to this increase in cash taxes paid is that final payments relating to the 2010 tax year of $20.0 million were made in the second quarter of 2011.  This is a reflection that the installment payments made during 2010 were too low, keeping cash taxes paid in 2010 low at the expense of increased catch-up payments in 2011.  Additionally, higher tax installment payments are being made during 2011.

OPERATIONS REVIEW
(tabular data in thousands of U.S. dollars unless otherwise stated)

A.	MESQUITE MINE, CALIFORNIA, USA

The Company’s Mesquite Mine is located in Imperial County, California, approximately 70 kilometers northwest of Yuma, Arizona and 230 kilometers east of San Diego, California. The Mesquite Mining District lies beneath alluvial pediment deposits at the base of the Chocolate Mountains. The mine was operated

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between 1985 – 2001 by Goldfields Mining Corporation, subsequently Santa Fe Minerals Corporation, and finally Newmont Mining Corporation with Western Goldfields Inc. acquiring the mine in 2003. New Gold acquired the Mesquite Mine as part of the acquisition of Western Goldfields Inc. on May 27, 2009. The mine resumed production in 2008. Over the last 23 years, the Mesquite Mine has been subject to significant exploration with over 6,000 reverse circulation drill holes having been completed during its life.  Recent exploration has been focused on the areas surrounding the three existing pits: Rainbow, Big Chief and Vista.

	Three months ended September 30,		Nine months ended September 30,
	2011	2010	2011	2010
Operating Data
Tonnes of ore mined (000's)	3,147	2,545	7,863	8,027
Tonnes of waste mined (000's)	8,317	9,744	28,890	27,937
Ratio of waste to ore	2.64	3.83	3.67	3.48
Tonnes of ore to leach pad (000's)	3,147	2,545	7,863	8,027
Average gold grade (grams/tonne)	0.46	0.46	0.60	0.41
Gold (ounces):
Produced (1)	31,755	30,150	114,374	113,033
Sold	32,497	30,890	117,498	119,178
Realized prices: (2)
Gold ($/ ounce) (3)	1,311	1,079	1,259	1,067
Total cash cost per gold ounce sold (4)	$732	$670	$628	$600

Financial Data (000’s)
Revenues	$42,591	$33,318	$147,951	$127,153
Earnings from mine operations	$13,704	$7,532	$57,683	$34,311

(1)	Tonnes of ore processed each quarter does not necessarily correspond to ounces produced during the quarter, as there is a time delay between placing tonnes on the leach pad and pouring ounces of gold.
(2)	Realized price is a non-IFRS financial performance measure with no standard meaning under IFRS. See Endnote 2 at the end of this MD&A.
(3)	Includes realized gains and losses from gold hedge settlements.
(4)
Total cash cost is a non-IFRS financial performance measure with no standard meaning under IFRS. See Endnote 1 at the end of this MD&A. The 2010 comparative has been adjusted to be consistent with the 2011 methodology which capitalizes significant property, plant and equipment components as defined by IFRS.

THIRD QUARTER OF 2011 COMPARED TO THIRD QUARTER OF 2010

Gold production for the quarter ended September 30, 2011 was 31,755 ounces compared to 30,150 ounces produced in the same period in 2010. Gold production was higher in the third quarter of 2011 compared to third quarter of 2010 due a favourable strip ratio leading to higher tonnes being placed on the leach pad. Period over period, the average head grade remained the same at  0.46 g/t.

Revenue for the quarter ended September 30, 2011 was $42.6 million compared to $33.3 million in the same period last year due largely to an increase in ounces sold to 32,497 ounces in 2011 from 30,890 ounces in 2010, an increase of 5%. The average realized gold price(2) during the third quarter of 2011 of $1,311 per ounce, including hedged gold ounce settlements at $801 per ounce, was lower than the average London Metals Exchange PM gold fix price of $1,701 per ounce. In the third quarter of 2010, the Mesquite Mine recognized an average realized gold price (2) of $1,079 per ounce of gold sold.

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Total cash cost(1) per ounce of gold sold for the quarter ended September 30, 2011 was $732 per ounce compared to $670 per ounce in the same prior year period.  The change in total cash cost(1) was primarily driven by increased inputs costs, such as diesel fuel, where prices have been approximately 40% higher than in both the third quarter and year-to-date period of 2010. The higher diesel prices were partially offset by a lower strip ratio resulting in lower waste tonnes moved during the third quarter.

Cash flow relating to capital expenditures totaled $3.9 million and $1.5 million for the three month periods ended September 30, 2011 and 2010, respectively and consisted primarily of major component replacements which are capitalized under IFRS.

FIRST NINE MONTHS OF 2011 COMPARED TO FIRST NINE MONTHS OF 2010

Gold production for the nine months ended September 30, 2011 was 114,374 ounces compared to 113,033 ounces produced in the same period in 2010. Production was higher in 2011 mainly due to the average gold grade increasing to 0.60 g/t from 0.41 g/t.

Revenue for the nine months ended September 30, 2011 was $148.0 million compared to $127.2 million in the same period last year mainly due to a higher realized gold price partially offset by lower ounces sold of 117,498 ounces in 2011 from 119,178 ounces in 2010. The average realized gold price(2) during the first nine months of 2011 of $1,259 per ounce, including hedged gold ounce settlements at $801 per ounce, was lower than the average London Metals Exchange PM gold fix price of $1,531 per ounce. In the first nine months of 2010, the Mesquite Mine recognized an average realized gold price (2) of $1,067 per ounce of gold sold.

Total cash cost(1) per ounce of gold sold for the nine months ended September 30, 2011 was $628 per ounce compared to $600 per ounce in the same prior year period.  Again, increased input costs, primarily diesel, have caused this increase.

Cash flow relating to capital expenditures totaled $9.2 million and $7.8 million respectively for the nine months ended September 30, 2011 and 2010 and consisted primarily of major component replacements which are capitalized under IFRS and the purchase of two haul trucks.

B.	CERRO SAN PEDRO MINE, MEXICO

The Cerro San Pedro Mine is located in the state of San Luis Potosí in central Mexico, approximately 20 kilometers east of the city of San Luis Potosí. The project property consists of 36 mining and exploration concessions (this number reflects previously held larger number of concessions which have been consolidated for administrative purposes) totaling 78 square kilometers in the historic Cerro San Pedro mining district. The current focus of exploration is on the southern half of a two-plus kilometre San Pedro trend of gold-silver-zinc-lead mineralization that extends south from beneath the current open pit mine operation.

The Cerro San Pedro Mine achieved ISO 14001 certification of its environmental management system and has a record of compliance with Mexican and international environmental standards. Despite MSX’s enviable record of compliance with Mexican and international environmental standards, there has been a history of legal challenges to the Cerro San Pedro Mine. Current legal challenges relate primarily to a land use dispute.

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On November 18, 2009 PROFEPA, the Mexican environmental enforcement agency, issued an order that MSX was to suspend mining operations at the Cerro San Pedro Mine. PROFEPA’s order followed a ruling by the Federal Court of Fiscal and Administrative Justice (“FCFAJ”) on September 21, 2009 that SEMARNAT, the Mexican government’s environmental protection agency, nullify the Mine’s Environmental Impact Statement (“EIS”) which was issued in 2006.  MSX appealed the September 2009 ruling of the FCFAJ. A hearing was held in the Third Federal District Court in Mexico City in April 2010 and a negative decision was issued by the court in July 2010. MSX appealed the negative decision and in November 2010, a Collegiate Appeals Court in Mexico City ruled unanimously in favour of MSX’s position in its appeal against the September 21, 2009 nullification of the EIS. Based on this latest ruling, the Federal Court of Fiscal and Administrative Justice issued a new resolution in July 2011 requiring SEMARNAT to reanalyze the challenge to the 2006 EIS.

In March 2011, the municipality of Cerro San Pedro approved a new municipal land use plan (“Plan”), after public consultation. The Plan clearly designates the area of the Cerro San Pedro Mine for mining, resolving any ambiguity regarding land use in that area. MSX continues to work with all levels of government and other external stakeholders to maintain uninterrupted operation at the Cerro San Pedro Mine.

	Three months ended September 30,		Nine months ended September 30,
	2011	2010	2011	2010
Operating Data
Tonnes of ore mined (000's)	4,491	3,450	12,328	7,838
Tonnes of waste mined (000's)	3,604	4,863	12,064	11,337
Ratio of waste to ore	0.80	1.41	0.98	1.45
Tonnes of ore processed (000's)	4,491	3,450	12,328	7,838
Average gold grade (grams/tonne)	0.42	0.66	0.49	0.64
Average silver grade (grams/tonne)	19.49	45.71	23.83	40.31
Gold (ounces):
Produced(1)	34,264	37,473	109,602	79,835
Sold	34,350	38,090	109,701	76,047
Silver (ounces):
Produced(1)	380,581	733,463	1,536,309	1,487,247
Sold	379,632	748,704	1,567,777	1,447,560
Realized prices(3):
Gold ($/ounce)	1,693	1,234	1,531	1,205
Silver ($/ounce)	37.71	19.25	36.25	18.66
Total cash cost per gold ounce sold(2)(4)	$193	$151	$73	$277

Financial Data (000’s)
Revenues	$72,477	$61,433	$224,830	$118,628
Earnings from mine operations	$45,109	$29,469	$135,168	$47,404

(1)
Tonnes of ore processed each quarter do not necessarily correspond to ounces produced during the quarter, as there is a time delay between placing tonnes on the leach pad and pouring ounces of gold and silver.

(2)
The calculation of total cash cost per ounce of gold is net of by-product silver revenue.  If the silver revenues were treated as a co-product, average total cash cost at Cerro San Pedro Mine for the three months ended September 30, 2011 would be $489 per ounce of gold (2010 - $405 ) and $10.90 per ounce of silver (2010 - $6.32 ). For the nine months ended September 30, 2011 the average total cash cost at Cerro San Pedro Mine would be $442 per ounce of gold (2010 - $488 ) and $10.45 per ounce of silver (2010 - $7.56 ).

(3)	Realized price is a non-IFRS financial performance measure with no standard meaning under IFRS. See Endnote 2 at the end of this MD&A.
(4)	Total cash cost is a non-IFRS financial performance measure with no standard meaning under IFRS. See Endnote 1 at the end of this MD&A.

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THIRD QUARTER OF 2011 COMPARED TO THIRD QUARTER OF 2010

Gold production for the third quarter of 2011 decreased by 9% to 34,264 ounces, compared to 37,473  ounces produced in the same prior year period. The decreased production is due to a combination of both lower ore grades and leach pad recoveries. The lower grades were a result of mine sequencing while the lower recoveries were driven by reduced cyanide supply.  Cerro San Pedro’s cyanide supplier experienced production interruptions during the quarter resulting in Cerro San Pedro receiving only a partial allotment of their usual cyanide supply. The cyanide supply issues have now been resolved and Cerro San Pedro is receiving its full cyanide allotment.  Silver production was 380,581 ounces compared to 733,463 ounces in the same prior year period as mine sequencing is currently focusing on an area of less silver grade than prior year.

Revenue for the third quarter of 2011 was $72.5 million, which was a 18% or $11.0 million increase over the same prior year period. The main driver for this was  an increase in the average realized price. The average realized gold price per ounce during the third quarter 2011 and 2010 was $1,693 and $1,234 respectively, which corresponds well to the average London Metals Exchange PM gold fix price of $1,701 and $1,227 per ounce, respectively. The average realized silver price per ounce during the third quarter 2011 and 2010 was $37.71 and $19.25 respectively, which also correlates to the average London Metals Exchange silver fix price of $38.79 and $18.96 per ounce, respectively.

Total cash cost(1) per ounce of gold sold in the third quarter of 2011 was $193 per ounce compared to $151 per ounce in the same prior year period.  The increase in total cash cost(1) during the third quarter was due to  the appreciation of the Mexican peso and lower gold sales.

Cash flow relating to capital expenditures totaled $3.6 million and $2.3 million for the three month period ended September 30, 2011 and 2010, respectively. Capital expenditures were incurred primarily for addition to the mining equipment.

FIRST NINE MONTHS OF 2011 COMPARED TO FIRST NINE MONTHS OF 2010

Gold production for the nine months ended September 30, 2011 was 109,602 ounces compared to 79,835 ounces produced in the same period in 2010.  Gold and silver production and sales increased in the year-to-date period due to a 57% increase in ore tonnes placed on the leach pad, which was partially offset by lower gold and silver grades due to mine sequencing and lower recoveries.

Revenue for the nine months ended September 30, 2011 was $224.8 million compared to $118.6 million in the same prior year period. The average realized gold price(2) during the first nine months of 2011 of  $1,531 per ounce compares well to the average London Metals Exchange PM gold fix price of $1,531 per ounce. In the first nine months of 2010, the Cerro San Pedro Mine recognized an average realized gold price(2) of $1,205 per ounce of gold sold. The average realized silver price per ounce during the first nine months of 2011 and 2010 was $36.25 and $18.66 respectively, which also correlates to the average London Metals Exchange silver fix price of $36.21 and $18.07 per ounce, respectively.

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Total cash cost(1) per ounce of gold sold for the nine months ended September 30, 2011 was $73 per ounce compared to $277 per ounce in the same prior year period.  The decrease in total cash cost(1) in the year-to-date period was a result of higher silver by-product revenues driven by both higher silver sales and prices. This benefit was partially offset by the appreciation of the Mexican peso relative to the prior year.

Cash flow relating to capital expenditures totaled $5.7 million and $7.8 million respectively for the nine months ended September 30, 2011 and 2010. Capital expenditures in 2011 were primarily associated with a plant and leach pad expansion and mining equipment addition.

IMPACT OF FOREIGN EXCHANGE ON OPERATIONS

The Cerro San Pedro Mine was impacted by changes in the value of the Mexican peso against the U.S. dollar in the third quarter of 2011 relative to the third quarter of 2010. The value of the Mexican peso increased from an average of 12.81 to the U.S. dollar in the third quarter of 2010 to 12.34 to the U.S. dollar in the third quarter of 2011. This had a negative impact of approximately  $22 per ounce of gold sold. This contributed to increased total cash costs(1) along with other factors described above.

The value of the Mexican peso increased from an average of 12.73 to the U.S. dollar in the first nine months of 2010 compared to 12.04 to the U.S. dollar in the first nine months of 2011. This had a negative impact of approximately  $32 per ounce of gold sold. This contributed to increased total cash costs(1) along with other factors described above.

C.	PEAK MINES, NEW SOUTH WALES, AUSTRALIA

The Company’s 100% owned Peak Mines gold-copper mining operation is located in the Cobar Mineral Field near Cobar, New South Wales, Australia.  Peak Mines consists of mining and exploration licenses totaling 845 square kilometers of prospective ground covering the mining operation and mineralized extensions.

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	Three months ended September 30,		Nine months ended September 30,
	2011	2010	2011	2010

Operating Data
Tonnes of ore mined (000’s)	201	191	564	580
Tonnes of ore processed (000’s)	192	205	568	576
Average gold grade (grams/tonne)	4.46	4.01	3.70	3.89
Average copper grade (%)	0.76	0.80	0.82	0.98
Gold recovery rate (%)	88.6	89.9	88.8	91.0
Copper recovery rate (%)	80.0	86.6	79.1	89.5
Gold (ounces):
Produced	24,365	23,709	62,508	65,598
Sold	26,181	20,712	65,080	56,888
Copper (thousands of pounds):
Produced	2,567	3,137	9,418	11,105
Sold	4,857	2,259	12,399	9,341
Realized prices (1):
Gold ($/ ounce)	1,731	1,234	1,568	1,194
Copper ($/ pound)	3.39	3.33	3.84	3.28
Total cash cost per gold ounce sold (2)	$715	$549	$580	$393

Financial Data (000’s)
Revenues	$60,433	$32,365	$145,568	$95,314
Earnings from mine operations	$17,113	$10,119	$47,167	$38,656

(1)	Realized price is a non-IFRS financial performance measure with no standard meaning under IFRS. See Endnote 2 at the end of this MD&A.
(2)
Total cash cost is a non-IFRS financial performance measure with no standard meaning under IFRS.  See Endnote 1 at the end of this MD&A.  The calculation of total cash cost per ounce of gold is net of by-product copper revenue.  If the copper revenue was treated as a co-product, average total cash cost at Peak Mines for the three month period ended September 30,2011 would be $927 per ounce of gold and $2.02 per pound of copper, as compared to $674 per ounce of gold and $1.97 per pound of copper for the period ended September 30, 2010.  For the nine months ended September 30, 2011  the average cash cost at Peak Mines would be $832 per ounce of gold (2010 - $595 ) and $2.29 per pound of copper (2010 - $1.85 ).

THIRD QUARTER OF 2011 COMPARED TO THIRD QUARTER OF 2010

Peak Mines produced 24,365 ounces of gold and 2.6 million pounds of copper during the third quarter of 2011 compared to 23,709 ounces of gold and 3.1 million pounds of copper in the same prior year period. Gold production during the third quarter of 2011 similar with that of the prior year periods as ore tonnes processed, gold grade and gold recoveries all remained relatively consistent. Copper production, however, declined when compared to the prior year periods due to lower copper grades and recoveries. Copper recoveries were negatively impacted by slower than anticipated commissioning of the flotation plant during the quarter.  The start-up issues associated with the flotation plant are being resolved with recoveries increasing towards historic levels.

Revenue for the third quarter of 2011 was higher than in the same quarter 2010 mainly due to higher realized gold prices(2) of $1,731 per ounce compared to $1,234 per ounce and the higher realized copper prices of $3.39 per pound compared to $3.33 per pound in the same prior year period. This compares to the average London Metals Exchange PM gold fix price of $1,701 and $1,227 per ounce for the third quarter of 2011 and 2010, respectively. The average London Metals Exchange copper fix price was $4.08  for the third quarter of 2011.  The realized copper price of $3.39 per pound was lower than the third quarter average as the full copper concentrate sale was shipped and priced in September when the copper price fell off.

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Revenue was also impacted by additional copper pounds sold of 4.9 million pounds relative to 2.3 million pounds in the same prior year period as Peak Mines sold a large portion of its concentrate inventory.

Total cash cost(1) per ounce of gold sold, net of by-product sales, for the third quarter was $715 compared to $549 in the third quarter of 2010. The increase in total cash cost(1) during the third quarter of 2011 resulted primarily from a combination of higher labour and foreign exchange rates and the lower mill recoveries. The appreciation of the Australian dollar and inflationary cost pressures each contributed approximately $200 per ounce to the increase in total cash cost(1) when comparing the third quarter of 2011 with the prior year quarter. These cost increases were partially offset by higher by-product revenues from the increased copper sales volumes reducing total cash cost(1) by approximately $225 per ounce when compared to the prior year quarter.     In September, the company was able to sell down its concentrate inventory as additional rail cars became available for New Gold to ship greater than its usual allotment of concentrate to the port. While the inventory reduction was positive as it reduced New Gold’s working capital and increased the company’s cash flow, the timing of the inventory sale at the end of the quarter also contributed to the increased costs. The combination of lower copper recoveries and production in the quarter and the fact the concentrate sale occurred in late September when the copper price declined well below its quarterly and year-to-date average levels, meant the aforementioned increases in costs did not have as significant a by-product offset as anticipated. Had Peak realized the quarterly average copper price of $4.08 per pound, total cash cost(1) would have been lower by approximately $125 per ounce and more in line with the prior year quarter.

Capital expenditures totaled $17.6 million and $7.8 million for the three month period ended September 30, 2011 and 2010, respectively. Capital expenditures in 2011 were primarily associated with mine development, loader and truck purchases and capitalized exploration.

FIRST NINE MONTHS OF 2011 COMPARED TO FIRST NINE MONTHS OF 2010

Peak Mines produced 62,508 ounces of gold and 9.4 million pounds of copper during the first nine months of 2011 compared to 65,598 ounces of gold and 11.1 million pounds of copper for the same prior year period. These variances are largely due to lower recoveries. Additionally, mill feed grade was 5% lower in gold grade and 16% lower in copper grade.

Revenue for the first nine months of 2011 was  $50.3 million higher than in the same nine months in 2010 mainly due to higher realized gold prices(2) of $1,568 per ounce compared to $1,194 per ounce and the higher realized copper prices of $3.84 per pound compared to $3.28 per pound in the same prior year period. This compares to the average London Metals Exchange PM gold fix price of $1,531 and $1,177 per ounce for the first nine months of 2011 and 2010, respectively. The average London Metals Exchange copper fix price was $4.20  for the first nine months of 2011, with the Peak realized price being impacted by the timing of third quarter sales being priced at lower than the market average.   Revenue was also impacted by additional copper pounds sold of 12.4 million pounds relative to 9.3 million pounds in the same prior year period as Peak Mines sold a large portion of its concentrate inventory.

Total cash cost(1) per ounce of gold sold, net of by-product sales, for the first nine months was $580 compared to $393 in the same period of 2010. The increase in total cash cost(1) was mainly attributable to a

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higher by-product revenue being offset by higher per unit production costs and the appreciation of the Australian dollar in the first nine months of 2011 compared to the same period in 2010.

Capital expenditures totaled  $35.2 million and  $18.0 million for the nine month period ended September 30, 2011 and 2010, respectively.  Capital expenditures in 2011 were primarily associated with mine development, loader and truck purchases and capitalized exploration.

IMPACT OF FOREIGN EXCHANGE ON OPERATIONS

Peak Mines’ operations continue to be impacted by fluctuations in the valuation of the Australian dollar against the U.S. dollar. The value of Australian dollar in the third quarter of 2011 averaged 0.95 compared to 1.11 in the third quarter of 2010 resulting in a negative impact on cash costs(1) of approximately $200 per gold ounce sold.

The value of Australian dollar in the first nine months of 2011 averaged 0.96 compared to 1.12 in the first nine months of 2010 resulting in a negative impact on cash costs(1) of approximately  $191 per gold ounce sold.

PROJECT DEVELOPMENT REVIEW

A.	NEW AFTON PROJECT, BRITISH COLUMBIA, CANADA

The Company’s New Afton copper-gold development project is located in Kamloops, British Columbia, Canada.  The New Afton project’s property package consists of the nine square kilometre Afton mining lease which centres on the New Afton copper-gold mine currently under development as well as 111 square kilometers of exploration licenses covering multiple mineral prospects within the historic Iron Mask mining district.

The New Afton development project continued on schedule during the third quarter of 2011 with multiple areas of development and construction being advanced or completed.  Underground development advanced a total of 2,210 meters during the third quarter of 2011, compared to an advance of 2,166 meters during the second quarter of the year. The year to date advance is 5,956 meters. Both the underground development work and surface construction activities continue on schedule for the targeted mid-2012 production start. New Afton will be an underground mine and concentrator which is expected to produce an annual average of 85,000 ounces of gold and 75 million pounds of copper at low operating costs.

The third quarter marked the official beginning of underground mine production at New Afton as the first drawbell was blasted on September 9th, with the second drawbell being blasted immediately after the quarter end on October 2nd. The New Afton team is pleased with these initial blasts as the drawbell structure and related behaviour of rock are consistent with expectations. The process of removing ore from the first drawbell commenced during the quarter and with additional drawbell blasts scheduled in the fourth quarter, the surface stockpile should continue to grow consistently through the mid-2012 production start. It is anticipated that there will be approximately three months of ore stockpiled on surface by mid-2012.

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In the third quarter of 2011, project spending at New Afton was $65.6 million, excluding capitalized interest. On a year-to-date basis, project spending has been $182.1 million, excluding capitalized interest.

In addition to the significant progress being made at the site, off-take agreements are in place for 100% of the projected concentrate production. The company has also established an agreement for storage of concentrate at the Vancouver wharves.  The key terms of the contract for trucking of concentrate from New Afton to the wharves have also been established and it is anticipated this should be finalized prior to the end of the year.

B.	BLACKWATER PROJECT

On June 1, 2011, New Gold completed the acquisition of Richfield and its flagship Blackwater Project in central British Columbia. The Blackwater Project is operated under a joint venture agreement between New Gold and Silver Quest Resources Ltd., where New Gold owns 100% of the southern portion and 75% of the northern portion of the Blackwater mineral resource. Silver Quest owns the remaining 25% of the northern portion of the resource.   At the time of acquisition closing, New Gold’s share of the initial mineral resource estimate includes 1.8 million ounces of indicated gold resources and an additional 2.0 million ounces of inferred gold resources.

On September 19, 2011 New Gold announced the results of an updated mineral resource estimate for Blackwater which increased New Gold’s share of the mineral resource estimate to 5.4 million ounces of indicated gold resources and 1.2 million ounces of inferred gold resources.

New Gold was very active in the Blackwater area both during and subsequent to the third quarter.  Highlights include:

•	Continued implementation of sustainability program including proposed sourcing from local communities and related discussions with local First Nations, government and regulatory officials.

•	Added sixth drill rig in mid-September.

•	Completed over 22,000 meters of drilling during the third quarter (56 holes).

•	Continued upgrade of 17-kilometre access road to site.

•	Continued camp expansion for accelerated drill program.

•	Continued environmental baseline program.

•	Drilled additional samples for metallurgical test program and sent samples to lab.

•
On October 17th, announced two separate offers to acquire Silver Quest and Geo in an effort to consolidate the ownership of 100% of the Blackwater Project and add further to New Gold’s significant landholdings in the broader Blackwater area.

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•	On October 26th, the company acquired an additional ~500 hectares of land to the southwest of the Blackwater Project from two private individuals.

C.	EL MORRO PROJECT, ATACAMA REGION, CHILE

The Company’s 30% owned El Morro copper-gold project is located in the Atacama Region, Chile, approximately 80 kilometers east of the city of Vallenar.  El Morro was acquired by the Company as part of the business combination with Metallica Resources Inc. on September 30, 2008.  The project is a development stage project initially managed under a shareholder agreement between Xstrata, the previous project operator and owner of a 70% interest.  Goldcorp currently owns the 70% interest and are the operators of the project. On March 16, 2011, Chilean authorities approved an Environmental Impact Assessment.

During the third quarter, progress continued on an update to the project’s 2008 feasibility study with the technical elements of the study now having been completed and under Goldcorp management’s review. The update is aimed at evaluating the optimum location of the project’s primary infrastructure items as well as a reassessment of the technical aspects, cost and schedule of the project.  While the results of the study are currently undergoing Goldcorp’s review, Goldcorp reported on October 26, 2011 that preliminary results have indicated a total capital cost, on a 100% basis, of approximately $3.9 billion and a production start date in mid-2017. Under the terms of New Gold’s agreement with Goldcorp, Goldcorp is responsible for funding New Gold’s 30% share of capital costs, or approximately $1.2 billion. The carried funding will accrue interest at a fixed rate of 4.58%. New Gold would then repay its share of capital plus accumulated interest out of 80% of its 30% share of the project’s cash flow with New Gold retaining 20% of its 30% share of cash flow from the time production commences.

Condemnation drilling continues at El Morro with two rigs on site and an additional two rigs to be added during the fourth quarter of 2011. In addition, construction permits to authorize construction of specific facilities are expected to be approved by the middle of the fourth quarter.

New Gold’s 30% of project spending, excluding interest, for the three and nine months ended September 30, 2011 was $9.6 million and $16.8 million, respectively.  Under an agreement with Goldcorp, they have agreed to fund 100% of the Company’s El Morro funding commitments until commencement of commercial production.  These amounts, plus interest, will be repaid out of 80% of the Company’s distributions once El Morro is in production.  New Gold has had no cash outlay in 2011.  As at December 31, 2010 the interest rate on the Company’s share of the capital funded by Goldcorp was locked in at 4.58% (and is compounded monthly). As at September 30, 2011, New Gold has drawn down $25.4 million pursuant to this agreement.

On October 12, 2010, Barrick announced that it had entered into an agreement with Xstrata to acquire Xstrata’s 70% interest in the El Morro copper-gold project.  New Gold, through its 100% owned subsidiary Datawave, held a right of first refusal over Xstrata’s 70% interest which came into effect when the agreement with Barrick was announced.  On January 7, 2011, Datawave provided notice to Xstrata of the exercise of its right of first refusal to acquire Xstrata’s 70% interest in the El Morro project for $463.0 million.  The Company completed this transaction on February 16, 2011.  A subsidiary of Goldcorp loaned $463.0 million to a Datawave subsidiary to fund the exercise of the right of first refusal.  After acquisition of Xstrata’s

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70% interest by a Datawave subsidiary, Datawave sold that subsidiary to a subsidiary of Goldcorp.  Concurrent with the sale of the Datawave subsidiary to a subsidiary of Goldcorp, Datawave received a $50.0 million payment and the parties amended the terms of the existing El Morro Shareholders Agreement.

On January 13, 2011, New Gold received a Statement of Claim filed by Barrick in the Ontario Superior Court of Justice, against New Gold, Goldcorp, and affiliated subsidiaries. A Fresh Amended Statement of Claim was received in August 2010 which included Xstrata and its affiliated subsidiaries as defendants. The claim relates to Datawave’s exercise of its right of first refusal with respect to the El Morro copper-gold project. New Gold believes the claim is without merit and is defending this action using all available legal avenues.

D.	CERRO SAN PEDRO MINE, SAN LUIS POTOSÍ, MEXICO

During the third quarter of 2011, exploration drilling activities at the Cerro San Pedro Sulphide project resumed following a temporary suspension during the second quarter. At the end of the third quarter nine new core holes totaling 5,468 meters had been completed.  Year-to-date progress for the project includes ongoing metallurgical test work and the completion of twenty holes totaling 12,219 meters of core drilling.

The objective of the Cerro San Pedro Sulphide project is to explore a zone of high grade manto-style sulphide mineralization as it extends from an area of historic underground mining south of the current open pit. At the end of Q4 2010 the Company reported an updated inferred mineral resource estimate of 6.1 million tonnes averaging 1.89 g/t gold, 105 g/t silver, 4.7% zinc and 1.4% lead contained within the manto zone.  Additionally, the deep penetrating geophysical survey completed during 2010 has provided further evidence that the San Pedro manto system remains open for another several hundred meters south of the currently defined inferred mineral resource.

E.	PEAK MINES, NEW SOUTH WALES, AUSTRALIA

During the third quarter of 2011, the Company’s ongoing mineral resource development program at Peak Mines’ operations resulted in the completion of 18,784 meters of exploration and delineation diamond drilling to replace mine depletion.  This total includes 6,319 meters of underground drilling to delineate and evaluate additional reserves in the Perseverance deposit, 5,330 meters of underground drilling to explore for additional reserves in the Jubilee deposit, and 976 meters of underground drilling to delineate additional reserves in the Chesney deposit. Surface exploration during the reporting period included 1,938 meters of surface drilling to explore for new deposits at Fortitude, 1,560 meters at Langtons, 806 meters at Norma Vale, 744 meters at Rookery South, 452 meters at Rookery Fault, 405 meters at Fort Bourke North and 256 meters at the Newey Prospect, all within the Peak Gold Mine’s exploration licenses surrounding the mine. In addition, the Company’s regional exploration initiative continues with geophysical surveys, geological mapping and geochemical sampling of targets identified within the Cobar mineral field.

The scientific and technical information in the above sections has been prepared under the supervision of Mark Petersen, a Qualified Person under National Instrument 43-101 and an employee of the Company.

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REVIEW OF FINANCIAL RESULTS

THIRD QUARTER 2011 COMPARED TO THIRD QUARTER 2010

Revenues increased by 38% or $48.4 million to $175.5 million when comparing the third quarter of 2011 to 2010. The increase was attributed to an increase in average realized prices(2) for gold, silver and copper to  $1,570 per ounce, $37.71 per ounce, and $3.39 per pound in the third quarter of 2011, respectively; compared to $1,181 per ounce, $19.25 per ounce and $3.33 per pound in the third quarter of 2010, respectively.  Additionally, sales of gold ounces increased to 93,028 ounces compared to 89,692 ounces in the same prior year period. Sales of silver ounces decreased to 379,632 from 748,704 in the same prior year period as mine sequencing at Cerro San Pedro is currently focusing on an area of lower grade than prior year.

Operating expenses increased from $58.9 million in 2010 to $83.6 million in the third quarter of 2011. The increase is attributed to an increase gold ounces sold, the reduction of copper concentrate inventory at Peak Mines, an adverse impact of foreign exchange as the U.S. dollar has weakened to the Australian dollar and Mexican peso, and higher consumable prices and labour costs.  2010 operating expenses have been adjusted to reflect IFRS policy to capitalize significant component replacements primarily at the Mesquite Mine.

Depreciation and depletion was $15.9 million for the third quarter of 2011 compared to $21.1 million for the third quarter of 2010 and is primarily due to lower production during the quarter.

For the three months ended September 30, 2011, New Gold had earnings from mine operations of $76.1 million compared with $47.1 million in the same prior year period.

Share-based compensation costs were $3.6 million and $1.4 million in third quarters of 2011 and 2010, respectively.  A component of the increase is due to the mark to market of restricted share units as the New Gold share price increased over the period.

Exploration expense is $1.4 million for the third quarter of 2011 relative to $4.9 million in the same prior year period. The $1.4 million third quarter expense includes the reclassification of Blackwater June exploration expense of $2.1 million to capitalized exploration expenditures.

On July 1, 2010, the Company met the criteria for hedge accounting under International Financial Reporting Standards IAS 39 – Financial Instruments: Recognition and Measurement (“IAS 39”) for its gold hedge and fuel contracts. Application of the accounting standards allows the Company to record realized gains and losses on gold hedge settlements within revenue. For settlements on the fuel hedges, the realized gains and losses are classified within operating expenses. Changes resulting from the mark-to-market of the gold hedge and fuel contracts are now recognized within Other Comprehensive Income.  On December 16, 2010, a portion of the gold hedge was moved from one counterparty to another where the underlying terms of the agreement were not materially changed.  This resulted in a de-designation and subsequent immediate re-designation of the hedge position.  On re-designation, the Company continued to meet the criteria for hedge accounting under the under IAS 39 in accounting for its gold hedge and fuel contracts.

For the three month period ended September 30, 2011, the Company’s Mesquite Mine realized losses of  $12.4 million within revenues for settlement of three months of gold hedge contracts totaling 16,500

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ounces. As a result of the increase in the spot price of gold from $1,506 per ounce to $1,620 per ounce between June 30, 2011 and September 30, 2011, the Mesquite Mine recognizes $27.3 million of pre-tax unrealized losses in the mark-to-market of remaining contracts within Other Comprehensive Income.

For the three month period ended September 30, 2011, the company recorded a fair value change of share purchase warrants and convertible debt generating a loss of $34.6 million relative to a loss of $10.5 million in the same prior year period.  This adjustment is a requirement under International Financial Reporting Standards to account for share purchase warrants and a portion of the convertible debt as a liability, which are then fair valued quarterly.  As the traded value of the New Gold share purchase warrants increases or decreases, a respective loss or gain is reflected on the financial statements.  This is also the case for the convertible debt which is fair valued using the black-scholes methodology.

As the Company’s creditworthiness improves, there is a deemed benefit to exercising the prepay option on the senior secured notes and refinancing at lower rates. The prepay option on the senior secured notes was fair valued at $18.2 million at September 30, 2011, generating an unrealized gain of $9.7 million for the quarter.  This compares to a fair value gain of $10.9 million recognized in the same prior year period.  This is an accounting transaction and has no cash impact.

The Company recognized a foreign exchange gain of $18.0 million in the third quarter of 2011 compared to a loss of $4.2 million in the same prior year period. This reflects significant movement in the currencies that New Gold operates in relative to the US dollar in the third quarter of 2011.  The current period gain was generated on the revaluation of monetary assets and liabilities and deferred income tax liabilities recorded on the business combination between New Gold, Metallica, and Peak Gold. Including deferred income tax liabilities, debt and cash, New Gold carries a net liability in these foreign currencies which have weakened, reducing the US dollar denominated liability and generating a foreign exchange gain in the period.

Income and mining tax expense in the third quarter of 2011 was $16.2 million compared to an income tax recovery of $9.9 million in the same prior year period, reflecting an effective tax rate of 28% for the third quarter of 2011.

For the three months ended September 30, 2011, New Gold had net earnings from continuing operations(3) of $40.7 million, or $0.09 per basic share. This compares with net earnings from continuing operations of $44.8 million, or $0.11 per basic share in the same prior year period.

For the three months ended September 30, 2011, adjusted net earnings(3) from continuing operations was  $49.5 million or  $0.11 per basic share, which increased from  $29.3 million or  $0.07 per basic share in the prior year period.  Net earnings has been adjusted, including the associated tax impact, for the group of costs in “Other gains (losses)” on the condensed consolidated income statement.  Key entries in this grouping are the fair value changes for share purchase warrants, convertible debt, asset backed commercial paper and the embedded derivative in the senior secured notes.  Additionally, foreign exchange gain or loss and other non-recurring items are adjusted.  Of particular note, the fair value change of non-hedged derivatives (share purchase warrants and convertible debt) in the third quarter of 2011 was a loss of $34.6 million, relative to a loss of $10.5 million in the same prior year period.  Adjusting for of these items provides an improved measure to internally evaluate the underlying operating performance of the company as a whole for the

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reporting periods presented.  The adjusted entries are also adjusted for tax in the same manner as the underlying entries are unadjusted net earnings from continuing operations.  The tax impact on the fair value change of non-hedged derivatives is minimal in unadjusted net earnings from continuing operations, as is the reversal of tax on an adjusted basis.  The prior period tax is adjusted for the foreign exchange impact of deferred tax on non-monetary assets.

NINE MONTHS ENDED 2011 COMPARED TO NINE MONTHS ENDED 2010

Revenues increased by 52% or by $177.3 million when compared to $341.1 million in the same prior year period. The increase is attributed to an increase in average realized gold prices(2) from $1,137 per ounce during the first nine months of 2010 to $1,430 per ounce in 2011. Additionally, sales of gold ounces increased to 292,279 ounces compared to 252,113 ounces in the same prior year period and sales of silver ounces increased to 1,567,777 from 1,447,560 in the same prior year period.

Operating expenses increased from $167.9 million in the first nine months of 2010 to $225.2 million during the first nine months of 2011.  Increased production and related sales, higher consumable costs and adverse foreign exchange movements impacted operating costs year on year.

Depreciation and depletion for the nine months ended September 30, 2011 was $53.1 million compared to $52.8 million for the same prior year period.

For the nine months ended September 30, 2011, New Gold had earnings from mine operations of $240.0 million compared with $120.4 million in the same prior year period.

Corporate administration costs of $17.4 million in the first nine months of 2011 were 5% higher than $16.6 million incurred in the same prior year period.

Exploration costs of $7.7 million in the first nine months of 2011 were lower than $9.9 million for the same prior year period. The $7.7 million year-to-date expense includes the reclassification of Blackwater June exploration expense of $2.1 million to capitalized exploration expenditures.

On July 1, 2010, the Company met the criteria for hedge accounting under the Canadian Institute of Chartered Accountants’ Handbook section 3865 – Hedges in accounting for its gold hedge and fuel contracts. Application of the accounting standards allows the Company to record realized gains and losses on gold hedge settlements within revenue. For settlements on the fuel hedges, the realized gains and losses are classified within operating expenses. Changes resulting from the mark-to-market of the gold hedge and fuel contracts are now recognized within Other Comprehensive Income.

For the nine month period ended September 30, 2011, the Company’s Mesquite Mine had realized losses of  $29.7 million within revenues for settlement of nine months of gold hedge contracts totaling 49,500 ounces. As a result of the increased in the spot price of gold from $1,406 per ounce to $1,620 per ounce between December 31, 2010 and September 30, 2011, the Mesquite Mine recognized $43.3 million of pre-tax unrealized losses in the mark-to-market of remaining contracts within Other Comprehensive Income.

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The Company has a prepay option on the senior secured notes which was fair valued at $18.2 million at September 30, 2011 generating an unrealized gain of $10.5 million in the first nine months of 2011. This compares to a fair value gain of $11.6 million recognized in the same prior year period.  This is an accounting transaction and has no cash impact. As the Company’s creditworthiness improves, there is a deemed benefit to exercising the prepay option on the senior secured notes and refinancing at lower rates. This is an accounting transaction and has no cash impact.

The Company recognized a foreign exchange gain of $20.0 million for the nine month period ended September 30, 2011 compared to a loss of $9.2 million in the same prior year period.  This reflects significant movement in the currencies that New Gold operates in relative to the US dollar in the third quarter of 2011.  The current period gain was generated on the revaluation of monetary assets and liabilities and deferred income tax liabilities recorded on the business combination between New Gold, Metallica, and Peak Gold. Including deferred income tax liabilities, debt and cash, New Gold carries a net liability in these foreign currencies which have weakened, reducing the US dollar denominated liability and generating a foreign exchange gain in the period.

Income and mining tax expense in the first nine months of 2011 was $57.2 million compared to $14.5 million in the same prior year period, reflecting an effective tax rate of 28% for the first nine months of 2011 compared to 31% in the prior year period.

For the nine months ended September 30, 2011, New Gold had net earnings from continuing operations of  $144.0 million, or $0.34 per basic share. This compares with net earnings from continuing operations of $31.8 million, or $0.08  per basic share in the same prior year period. In the nine months ended September 30, 2011, net earnings, including earnings from discontinued operations, was $144.0 million, or $0.34 per basic share. This compares with net earnings of $21.9 million, or $0.05 per basic share in 2010.

For the nine months ended September 30, 2011, adjusted net earnings(3) from continuing operations was  $145.6 million or $0.34 per basic share, which increased from $58.7 million or $0.15 per basic share in the prior year period.  Net earnings has been adjusted inclusive of the associated tax impact for the group of costs in “Other gains (losses)” on the condensed consolidated income statement.  Key entries in this grouping are the fair value changes for share purchase warrants, convertible debt, asset backed commercial paper and the embedded derivative in the senior secured notes.  Additionally, foreign exchange gain or loss and other non-recurring items are adjusted.  Of particular note, the fair value change of non-hedged derivatives (share purchase warrants and convertible debt) in the first nine months of 2011 was a loss of $28.9 million, relative to a loss of $49.9 million in the same prior year period.  Adjusting for these items provides an improved measure to internally evaluate the underlying operating performance of the company as a whole for the reporting periods presented.  The adjusted entries are also adjusted for tax in the same manner as the underlying entries are unadjusted net earnings from continuing operations.  The tax impact on the fair value change of non-hedged derivatives is minimal in unadjusted net earnings from continuing operations, as is the reversal of tax on an adjusted basis.  The prior period tax is adjusted for the foreign exchange impact of deferred tax on non-monetary assets.

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QUARTERLY INFORMATION
(tabular data in thousands of U.S. dollars, except per share amounts)
	IFRS						CGAAP
	2011	2011	2011	2010	2010	2010	2010	2009
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4

Gold sales (ounces)	93,028	95,039	104,211	116,964	89,692	82,401	80,020	106,475

Revenues	$175,501	$171,635	$171,213	$189,355	$127,116	$112,359	$101,620	$131,765

Net earnings (loss) from continuing operations	40,709	78,602	24,719	25,557	44,754	(26,006)	13,042	(2,295)
Earnings (loss) per share from continuing operations:
Basic	0.09	0.19	0.06	0.15	0.11	(0.07)	0.03	(0.01)
Diluted	0.09	0.16	0.06	0.15	0.11	(0.07)	0.03	(0.01)

Net earnings (loss)	$40,709	$78,602	$24,719	$25,557	$44,754	$(36,197)	$13,347	$(7,650)
Earnings (loss) per share:
Basic	0.09	0.19	0.06	0.12	0.11	(0.09)	0.03	(0.02)
Diluted	0.09	0.16	0.06	0.12	0.11	(0.09)	0.03	(0.02)

BALANCE SHEET REVIEW

A.	ASSETS

At September 30, 2011, New Gold held cash and cash equivalents of $433.1 million. This compares to $490.8  million held at December 31, 2010.  As at September 30, 2011, $247.3 million of the cash was held in Canadian dollars. Of the Company’s holdings, $115.4 million is held in Canadian federal and provincial treasury bills, and $317.7 million in cash and near cash instruments including bank deposits, term deposits and guaranteed investment certificates.

B.	GOLD HEDGE CONTRACTS

Under the terms of the term loan facility entered into by Western Mesquite Mines Inc. (“WMMI”), as a condition precedent to drawdown of the loan, WMMI entered into a gold hedging program required by the banking syndicate. As such, at the time of the agreement, the Company had executed gold forward sales contracts for 429,000 ounces of gold at a price of $801 per ounce. New Gold assumed the liability upon acquisition of Western Goldfields Inc. on May 27, 2009. As at September 30, 2011, the remaining gold contracts represent a commitment of 5,500 ounces per month for 39 months with the last commitment deliverable in December 2014 for a total of 214,500 ounces.

The Company’s gold hedge contracts did not initially meet the criterion in IAS 39 and therefore were not designated as cash flow hedges. Accordingly, the period-end mark to market adjustments related to these contracts were immediately reflected on the statement of operations of the Company as unrealized gains or losses on gold forward sales contracts and the cumulative effect was reflected as an asset or liability on the balance sheet.

On July 1, 2009, the Company’s gold hedging contracts met the requirements for cash flow hedges under IAS 39. Prospective hedge effectiveness is assessed on these hedges using the hypothetical derivative method.

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The hypothetical derivative assessment involves comparing the effect of theoretical shifts in forward gold prices on the fair value of both the actual hedging derivative and a hypothetical derivative. The retrospective assessment involves comparing the effect of historic changes in gold prices each period on the fair value of both the actual and hypothetical derivative. The effective portion of the gold contracts is recorded in Other Comprehensive Income until the forecasted gold sale impacts earnings. Where applicable, the fair value of the derivative has been evaluated to account for the Company’s credit risk.

On December 16, 2010, a portion of the gold hedges with two counterparties who had previously been lenders in the Mesquite project financing was moved to one of the new banks included in the Company’s revolving credit facility.  This resulted in a de-designation and subsequent immediate re-designation of the hedge position.  On re-designation, the Company continued to meet the criteria for hedge accounting under IAS 39 in accounting for its gold hedge.  As such, the Company continues to account for the hedges in the same manner as it did prior to the change.

The remaining contracts were marked to market as at September 30, 2011 using the September 30, 2011 gold forward curve, resulting in a cumulative unrealized pre-tax loss of  $164.7 million that has been disclosed as a liability and a pre-tax adjustment of  $14.9 million to Other Comprehensive Income for the quarter ending September 30, 2011.

C.	LONG-TERM DEBT

The majority of the Company’s contractual obligations consist of long-term debt and interest payable. At September 30, 2011, the Company had  $241.1 million in long-term debt compared to $246.7 at June 30, 2011 and  $229.9 million at December 31, 2010.

Long-term debt obligations are comprised primarily of senior secured notes and subordinated convertible debentures. The senior secured notes (“Notes”), which were originally issued by New Gold pursuant to a note indenture dated June 28, 2007, mature and become payable on June 28, 2017 and bear interest at a rate of 10% per annum. At September 30, 2011 the face value of the Notes totalled $180.0 million (Cdn$187.0 million) and the carrying amount totaled $172.5 million. Interest is payable in arrears in equal semi-annual installments on January 1 and July 1 each year. Once the New Afton project is in commercial production, the Company will be obligated to offer to repay a face value amount equal to 50% of excess cash flow each year, at the option of the note holders. The Company also has the option to prepay the Notes at a price ranging from 120% to 100% (decreasing rates based on the length of time the Notes are outstanding). At September 30, 2011 the redemption price was 105%. These Notes are secured by the New Afton Project assets. Capitalized interest relating to the Notes was $4.2 million in the third quarter of 2011 compared to $4.8 million during the third quarter of 2010.

The Company has 55,000 subordinated convertible debentures (“Debentures”) that bear interest at a rate of 5% per annum and are convertible by the holders into common shares of the Company at any time up to June 28, 2014 at a conversion price of Cdn$9.35 per share. At September 30, 2011, the aggregate principal of the Debentures was $52.9 million (Cdn$55.0 million). The Debentures are accounted for as compound financial instruments comprised of a liability and a derivative liability for the conversion option. At September 30, 2011, the carrying amount of the liability of $43.2 million will be accreted to the face value of

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the Debentures over their term to maturity. Interest is payable in arrears in equal semi-annual installments on January 1 and July 1 each year. Capitalized interest relating to the Debentures was $1.3 million in the third quarter of 2011 compared to $1.4 million during the third quarter of 2010.

On December 14, 2010, the Company entered into an agreement for a $150 million revolving credit facility “the Facility” with a syndicate of banks.  The amount of the Facility will be reduced by $50 million if the Cerro San Pedro Mine is not operational for 45 consecutive days due to any injunction, order, judgment or other determination of an official body in Mexico as a result of any disputes now or hereafter before an official body in Mexico with jurisdiction to settle such a dispute.  However, the full $50 million of credit will be reinstated if operations at the Cerro San Pedro Mine resume in accordance with the mine plan for 45 consecutive days and no similar disruption event occurs during this period.   The purpose of the Facility is for general corporate purposes, including acquisitions.  The Facility, which is secured on the Company’s material assets (excluding the New Afton and El Morro project assets) and a pledge of certain subsidiary shares, has a term of three years with annual extensions permitted.  The Facility contains various covenants customary for a loan facility of this nature, including limits on indebtedness, asset sales and liens. The credit agreement makes allowances to ensure that there shall not be a breach of any financial covenants solely from the change in the opening balance sheet balances as restated from GAAP to IFRS. Significant financial covenants are as follows:

Minimum tangible net worth	$1.38 billion + 25% of positive quarterly net income
Minimum interest coverage ratio (EBITDA to interest)	>4.0:1.0
Maximum leverage ratio (debt to EBITDA)	<3.0:1.0

The Company is in compliance with these covenants at September 30, 2011.

The interest margin on drawings under the Facility ranges from 2.00% to 4.25% over LIBOR, the Prime Rate or the Base Rate. For the first three quarters following the execution of the credit agreement fixed interest margins were applicable and depended on the currency and type of credit selected by the Company. Thereafter, from October 1st, 2011 the interest margins will be based on the Company’s debt to EBITDA ratio (the Debentures are not considered debt for covenant purposes). Based on the Prime Rate, the interest rate at September 30, 2011 would be 5.5% if any funds had been drawn, declining to 5.0% from October 1st, 2011 under the process detailed above. The standby fee on undrawn amounts under the Facility was 0.875% through the first three full quarters following execution of the credit agreement, after which time it will range between 0.75% and 1.06% depending on the Company’s debt to EBITDA ratio. If based on the Company’s current debt to EBITDA ratio, the standby fee would be 0.75%.

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To the date of this MD&A, the Company has not drawn any funds under the Facility; however the Facility has been used to issue an A$10.2 million letter of credit related to Peak Mines’ reclamation obligation to the New South Wales government in Australia, an C$8.0 million letter of credit related to the New Afton reclamation obligation to the British Columbia government in Canada (resulting in the release to the Company by the British Columbia government of C$8.0 million in cash on deposit with a major Canadian bank), a C$0.25 million letter of credit related to the Blackwater project reclamation obligation to the British Columbia government, a C$1.0 million letter of credit issued to Kinder Morgan Container Terminals and the previously issued C$9.5 million letter of credit provided to B.C. Hydro for support of power and transmission construction work has been brought under the Facility.  At September 30, 2011, approximately $122.0 million of the Facility remains unused.

New Gold’s wholly-owned subsidiary Western Goldfields Inc. had a $105.0 million term loan facility with a syndicate of banks under which $86.3 million was borrowed in connection with the development of the Mesquite Mine. The remaining loan balance of $27.2 million was fully repaid on February 26, 2010 which allowed the Company the flexibility to monetize the remaining hedges outstanding at its discretion. The gold hedge extends to the end of 2014 and the related security and covenants were released by the syndicate of banks on December 14, 2010 when New Gold entered in to the new revolving credit facility.  The gold hedge is now secured under the Facility and shares in security, on a pari passu basis, with the new lenders.  One of the banks under the Facility replaced two of the original banking institutions as the hedge counterparty for a portion of the overall hedge under the same terms.  The hedge will remain in place until the hedge is monetized or delivered over this period at 5,500 ounces per month at $801 per ounce.

D.	DEFERRED INCOME AND MINING TAXES

The net deferred income tax liability  decreased from  $169.1 million on December 31, 2010 to  $115.0 million on September 30, 2011 (June 30, 2011 - $156.0 million).

The current income tax liability decreased from  $31.4 million on December 31, 2010 to $31.1 million on September 30, 2011.  The change in the current income tax liability is a primarily a function of profitability, tax installment payments, and the impact of foreign exchange.

E.	ASSET RETIREMENT OBLIGATION

Reclamation and closure cost obligations are asset retirement obligations that arise from the acquisition, development, construction and normal operation of mining property, plant and equipment, due to government controls and regulations that protect the environment on the closure and reclamation of mining properties. The Company has future obligations to retire its mining assets including dismantling, remediation and ongoing treatment and monitoring of sites. The exact nature of environmental issues and costs, if any, which the Company may encounter in the future are subject to change, primarily because of the changing character of environmental requirements that may be enacted by governmental agencies.

The Company’s asset retirement obligations consist of reclamation and closure costs for the Mesquite Mine, Cerro San Pedro Mine, Peak Mines and the New Afton development project. Significant reclamation and

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closure activities include land rehabilitation, demolition of buildings and mine facilities, ongoing care and maintenance and other costs.

The long-term portion of the liability at September 30, 2011 is $41.4 million compared to $34.2 million at December 31, 2010.  The change in the liability is due to the decreases in the discount rates, accretion and a positive foreign exchange impact.

NON-IFRS MEASURE- ADJUSTED NET EARNINGS(3) (ADJUSTED NET EARNINGS PER SHARE)

Adjusted net earnings(3) is a non- GAAP financial measure which excludes the following from net earnings:

•	Fair value changes of embedded derivative in Senior secured notes
•	Gains (loss) on Fair Value Through Profit and Loss financial assets
•	Ineffectiveness of hedging instruments
•	Fair value changes of non-hedged derivatives
•	Gains (losses) on foreign exchange
•	Other non- recurring items

Management uses this measure to internally evaluate the underlying operating performance of the Company as a whole for the reporting periods presented, and to assist with the planning and forecasting of future operating results of the underlying business of the Company.  While the adjustments to net earnings in this measure include items that are recurring, management believes that adjusted net earnings(3) is a useful measure of the Company’s performance because the changes in fair value on embedded derivatives and non-hedged derivatives, gains/losses on FVTPL financial assets and foreign exchange and other non-recurring items do not reflect the underlying operating performance of our core mining business and are not necessarily indicative of future operating results.

As noted, the Company uses this measure for its own internal purposes. Management’s internal budgets and forecasts and public guidance do not reflect fair value changes on senior notes and non-hedged derivatives, foreign currency translation and FVTPL financial asset gains/losses. Consequently, the presentation of adjusted net earnings(3) enables investors and analysts to better understand the underlying operating performance of our core mining business through the eyes of Management. Management periodically evaluates the components of adjusted net earnings(3) based on an internal assessment of performance measures that are useful for evaluating the operating performance of our business and a review of the non- GAAP measures used by the mining industry analysts and other mining companies.

Adjusted net earnings(3) are intended to provide additional information only and do not have any standardized definition under IFRS and should not be considered in isolation or as substitutes for measures of performance prepared in accordance with IFRS. The measures are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate these measures differently. The following table reconciles these non-GAAP measures to the most directly comparable IFRS measure. The reconciliation of net earning to adjusted net earnings(3) is below.

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RECONCILIATION OF NET EARNINGS TO ADJUSTED NET EARNINGS(3)

	Three months ended September 30,		Nine month ended September 30,
	2011	2010	2011	2010

Net earnings before taxes	$56,889	$34,822	$201,259	$46,296
Fair value of embedded derivative in senior notes	(9,670)	(10,916)	(10,520)	(11,568)
Gain on FVTPL financial assets	-	(2,126)	(1,349)	(7,018)
Ineffectiveness on hedging instruments	481	-	4,167	-
Fair value change of non-hedged derivatives	34,576	10,487	28,895	49,892
(Gain) Loss on foreign exchange	(18,048)	4,237	(20,029)	9,189
Other	279	137	2,432	2,466
Adjusted net earnings before tax	$64,507	$36,641	$204,855	$89,257
Income Tax Expense	(16,180)	9,932	(57,229)	(14,506)
Tax Adjustments	1,135	(17,233)	(2,043)	(16,039)
Adjusted tax	$(15,045)	$(7,301)	$(59,272)	$(30,545)
Adjusted net earnings	$49,462	$29,340	$145,583	$58,712
Adjusted EPS	$0.11	$0.07	$0.34	$0.15
Adjusted effective tax rate	23%	20%	29%	34%

NON-IFRS MEASURE - TOTAL CASH COST(1) PER GOLD OUNCE CALCULATION

New Gold reports total cash cost(1) on a sales basis. In the gold mining industry, this is a common performance measure but does not have any standardized meaning under IFRS. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The following table provides a reconciliation of total cash cost (1) per ounce of gold sold to the financial statements:

	Three months ended September 30,		Nine months ended September 30,
	2011	2010	2011	2010
Operating expenses from continuing operations	$83,550	$58,874	$225,209	$167,933
Operating expenses from discontinued operations	-	-	-	-
Treatment and refining charges on concentrate sales	1,221	1,137	3,106	4,769
By-product copper and silver sales	(32,198)	(22,364)	(107,460)	(59,176)
Non-cash adjustments	(3,451)	219	(1,301)	1,397
Total cash cost	$49,122	$37,866	$119,554	$114,923
Ounces of gold sold	93,028	89,692	292,279	252,113
Total cash cost(1) per ounce of gold sold	$528	$422	$409	$456

LIQUIDITY AND CAPITAL RESOURCES

As at September 30, 2011, the Company had cash and cash equivalents held by continuing operations of $433.1 million compared to $490.8 million at December 31, 2010. These balances exclude the reclamation deposit for the Mesquite Mine of $9.0 million at December 31, 2010 and September 30, 2011, which is included in Other assets on the balance sheet. The change in cash in the three month period to September 30, 2011 was attributed to the following key items:

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▪
Strong cash flows from gold sales at the Company’s Mesquite, Peak Mines and Cerro San Pedro operating mines which benefited from prevailing average market gold and silver prices of  $1,701 and  $38.79 per ounce respectively during the quarter;

▪	Project spending at the New Afton project for the quarter ended September 30, 2011 of $65.6 million;

The Company’s cash and cash equivalents are either held in cash or invested in highly liquid, low risk, interest-bearing investments with maturities of 90 days or less from the original date of investment. The surplus corporate funds are only invested with approved government or bank counterparties.

As at September 30, 2011, the Company had working capital of $393.2 million. In the opinion of Management, the working capital at September 30, 2011, together with cash flows from operations, are sufficient to support the Company’s normal operating requirements on an ongoing basis. However, taking into consideration volatile equity markets, global uncertainty in the capital markets and cost pressures, the Company is continually reviewing expenditures in order to ensure adequate liquidity and flexibility to support its growth strategy while maintaining or increasing production levels at its current operations. Based on our current cash balance it is expected that the Company’s existing cash will be sufficient to fully fund the construction of the New Afton, El Morro and Blackwater projects. However, this could change if any further acquisitions or external growth opportunities are realized.

During the quarter ended September 30, 2011, the Company had positive operating cash flows from continuing operations of $70.7 million and invested a total of  $112.0 million in mining interests, including  $3.9  million at the Mesquite Mine,  $3.6 million at the Cerro San Pedro Mine,  $17.6 million at the Peak Mines,  $65.6 million at the New Afton project and  $21.2 million at other projects.

LIQUIDITY AND CAPITAL RESOURCES OUTLOOK

The Company’s future profits and cash position are highly dependent on metal prices, including gold, silver and copper.  Copper will become increasingly important when the New Afton and El Morro projects are completed, which is expected in 2012 for New Afton and at a later date for El Morro.  In addition to these internal growth opportunities, the Company has other prospective properties which include, but are not limited to, Cerro San Pedro Mine Sulphides, and Rio Figueroa in Chile. Internal growth will focus on the New Afton, El Morro and Blackwater projects; however there are other potential development properties that may become high priorities as further exploration and assessment is completed. In order to supplement this internal growth, the Company considers expansion opportunities through mergers and acquisitions.

Capital expenditures for 2011 are expected to be in line with previous guidance with the exception of New Afton which is impacted by a higher Canadian dollar exchange rate and the addition of $40.5 million for capitalized drilling and to expand the exploration camp at Blackwater.

At the end of the third quarter the Company has significant cash and cash equivalents balance of $433.1 million with 57% of the funds in Canadian dollars in order to fund the significant spending on New Afton during the period from 2011 to mid-2012. There is a general expectation from economists and market observers that the Canadian dollar will continue to remain strong compared to the U.S. dollar over the mid-

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term and during the construction phase at New Afton.  As a result, we believe holding significant Canadian dollar cash and cash equivalents balance is a prudent position in order to protect against any increase in the Canadian dollar during this period of significant spending at New Afton. Management believes the Company will not need external financing to complete its major development projects and will continue to seek opportunities to effectively utilize its cash funds. Based on our current cash balance it is expected that the Company’s existing cash will be sufficient to fully fund the construction of the New Afton, El Morro and Blackwater projects.

The Company expects it will not need external financing to repay its remaining debt in 2014 and 2017 and the El Morro carried funding loan with Goldcorp will be repaid directly out of the Company’s share of cash flows from El Morro. These statements are based on the current financial position of the Company and are subject to change if any acquisitions or external growth opportunities are realized.

OUTLOOK

The prevailing volatility in financial markets and increasing concern towards sovereign deficits and debt levels have proved beneficial for precious metals, while copper has remained relatively strong, supported by demand from China and other emerging markets and restricted mine supply. Gold increased to  $1,620 per ounce at the end of the third quarter of 2011 from $1,307 at September 30, 2010 and  $1,506 at June 30, 2011. Silver increased to  $30.45 at the end of the third quarter of 2011, compared to  $22.07 and $35.02 per ounce at September 30, 2010 and June 30, 2011 respectively. The average gold and silver prices for the third quarter of 2011 were $1,701 and $38.79 per ounce, compared to the quarter ended September 30, 2010 when prices averaged $1,227  and $18.96 per ounce respectively. Copper prices declined slightly from  $4.22 per pound at June 30, 2011 to  $3.23 per pound at September 30, 2011. Copper averaged $4.08 per pound during the quarter compared to  $3.28 per pound in the third quarter of 2010.  Key factors influencing the price of gold include currency rate fluctuations and the relative strength of the U.S. dollar, the supply of, and demand for, gold and macroeconomic factors such as the level of interest rates and inflation expectations. Management anticipates that the long term economic environment is likely to remain positive with respect to precious metals and for gold in particular, and believes the prospects for the business are favorable. The Company has not hedged foreign exchange rates and metal prices with the exception of the gold hedge mandated by the Mesquite project financing. New Gold’s growth plan is focused on organic and acquisition-led growth, and the Company plans to remain flexible in the current environment to be able to respond to opportunities as they arise, such as acquisitions, debt buybacks, gold hedge monetization and other transactions. Based on the Company’s current cash balance it is expected that existing cash will be sufficient to fully fund the construction of the New Afton project. In addition, New Gold is not required to fund any of the development capital for the El Morro project, as under the agreement with Goldcorp the Company’s 30% share is fully funded and both principal and interest will be repaid solely from future cash generated from New Gold’s share of the El Morro project’s distributable cash flows.  As at September 30, 2011 the interest rate on New Gold’s share of the capital funded by Goldcorp has been locked in at 4.58% as per the Company’s funding agreement with Goldcorp.

The New Afton project remains on schedule to start commercial production in mid-2012.  The Company looks forward to production commencing as New Afton is expected to contribute significantly to New Gold’s

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current portfolio of assets.  As a low-cost operation, New Afton should meaningfully expand the Company’s operating margin and cash flow generation.

Through the first nine months of 2011, New Gold has produced 286,484 ounces of gold at total cash cost(1), net of by-product sales, of $409 per ounce. New Gold is pleased to reiterate the 2011 production guidance the company set at the beginning of the year for gold production of 380,000 to 400,000 ounces. New Gold’s initial guidance for 2011 total cash cost(1) per ounce sold, net of by-product sales, was $430 to $450 per ounce. In May of 2011, based on the rapid appreciation of silver and copper prices, New Gold lowered its total cash cost(1) guidance for the year to $390 to $410 per ounce. Among other assumptions, this cost guidance range was based upon a $4.00 per pound copper price. Taking into account the year-to-date realized copper price and assuming $3.50 per pound copper in the fourth quarter, total cash cost(1) per ounce sold, net of by-product sales, for the year may be nominally above the company’s reduced guidance range of $390 to $410 per ounce.  The guidance is further based upon silver price of $33.00 per ounce, and Canadian dollar, Australian dollar and Mexican peso exchange rates of 1.00, 1.00 and 11.50 to the U.S. dollar, respectively.  The oil price is assumed to be $105 per barrel.

Mine	Forecast 2011 Gold Production (ounces)	Forecast 2011 Total Cash Cost(1)
Mesquite Mine	145,000 – 155,000	$660 - $680
Cerro San Pedro Mine	135,000 – 145,000	$90 - $110
Peak Mines	90,000 – 100,000	$410 - $430
Total	380,000 – 400,000	$390 - $410

COMMITMENTS

The Company has entered into a number of contractual commitments related to purchases of equipment with long lead times or critical pieces of mining equipment related to the New Afton project.  At September 30, 2011, these commitments totaled $97.0 million and are expected to be paid over the next 12 months.

In addition to the above, the Company has entered into a number of contractual commitments related to equipment orders to purchase long lead items or critical pieces of mining equipment at its operating mines.  At September 30, 2011, these commitments totaled $10.6 million and are expected to be paid over the next 12 months.

CONTINGENCIES

In assessing the loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company and its legal counsel evaluate the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought.  If the assessment of a contingency suggests that a loss is probable,

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and the amount can easily be estimated, then a loss is recorded.  When a contingent loss is not probable but if reasonably possible, or is probable but the amount of the loss cannot be reliably estimated, then details of the contingent loss are disclosed.  Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the Company discloses the nature of the guarantees.  Legal fees incurred in connection with pending legal proceedings are expensed as incurred.

A.	EL MORRO TRANSACTION

On January 13, 2010, New Gold Inc. received a Statement of Claim filed by Barrick in the Ontario Superior Court of Justice, against New Gold, Goldcorp and affiliated subsidiaries. A Fresh Amended Statement of Claim was received in August 2010 which included Xstrata and its affiliated subsidiaries as defendants. The claim relates to Datawave’s exercise of its right of first refusal with respect to the El Morro copper-gold project. New Gold believes the claim is without merit and is defending this action using all available legal avenues. No amounts have been accrued for any potential loss under this claim.

B.	CERRO SAN PEDRO MINE

New Gold owns 100% of the Cerro San Pedro Mine through the Mexican company, Minera San Xavier S.A. de C.V. (“MSX”).

The Cerro San Pedro Mine has a history of on-going legal challenges. The Mine is in full operation and legal challenges relate primarily to a land use dispute; The environmental management system at the Cerro San Pedro Mine has been certified by the International Organization for Standardization (“ISO”) as fully compliant with ISO14001:2004.

In September 2009, a Federal Court of Fiscal and Administrative Justice ordered SEMARNAT, the Mexican environmental regulatory agency, to nullify the authorization of MSX’s 2006 Environmental Impact Statement (“EIS”) for the Cerro San Pedro mine. MSX appealed the ruling, a hearing in the Third Federal District Court in Mexico City was held in April 2010, and a negative decision was issued by the court in July 2010. MSX appealed the negative decision and in November 2010, a Collegiate Appeals Court in Mexico City ruled unanimously in favour of the company’s position in its appeal against the September 2009 nullification of the EIS. Based on this latest ruling, the Federal Court of Fiscal and Administrative Justice issued a new resolution in July 2011 requiring SEMARNAT to reanalyze the challenge to the 2006 EIS.

In March 2011, the municipality of Cerro de San Pedro approved a new municipal land use plan (“Plan”), after public consultation. The Plan clearly designates the area of the Cerro San Pedro Mine for mining, resolving any ambiguity regarding land use in that area.

In April 2011, MSX filed a request for a new EIS based on the Plan and on August 5, 2011 a new EIS was granted.  The 2011 EIS contains a number of conditions with which the company must comply and the work to fulfill these conditions is in progress. MSX’s land usage permit and its other operating permits remain in effect.

MSX continues to work with all levels of government and other external stakeholders to ensure ongoing operations at the Cerro San Pedro Mine.

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C.	MESQUITE MINE

New Gold and its subsidiary Western Mesquite Mines, Inc. (“WMMI”) were named as defendants under the California Labor Code, Private Attorneys General Act 2004 alleging breaches of employment regulations at the Mesquite Mine.  The primary claims related to allegations of unpaid overtime wages, non-compliant meal periods, and rest breaks and penalties for willful failure to pay all wages due on termination of employment.  This matter has been settled in the amount of $1.8 million, subject to court approval and will not have a material effect on the financial conditions or future operations at the Mesquite Mine. New Gold has accrued the $1.8 million settlement in the Interim Financial Statements.

SUBSEQUENT EVENTS

On October 17, 2011 New Gold announced that it had entered into a definitive agreement with Geo Minerals Ltd. (“Geo Minerals”) whereby New Gold will acquire, through a court approved plan of arrangement, all of the outstanding common shares of Geo Minerals.   As a result of the transaction New Gold will add 1,470 hectares of land immediately to the northwest of New Gold’s Blackwater Project. The arrangement has been approved unanimously by the Boards of Directors of New Gold and Geo Minerals and is subject to, among other things, court approval and the favourable vote of 66% (2/3) of the votes cast by holders of Geo Minerals securities at a special meeting of Geo Minerals security holders called approve the transaction, which is targeted to occur in December 2011.

On October 17, 2001 New Gold announced that it had entered into a binding letter agreement with Silver Quest Resources Ltd (“Silver Quest”) whereby New Gold will acquire, through a court approved plan of arrangement, all of the outstanding common shares of Silver Quest.  Upon closing of the transaction, New Gold will acquire Silver Quest’s 25% interest in the Davidson Property, which forms the northern half of the Blackwater Project and in which New Gold currently holds the remaining 75% interest.  New Gold will also acquire a 100% interest in the Capoose project.   The transaction is expected to close in December 2011.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements.

RISK FACTORS

Readers of this Management’s Discussion and Analysis should give careful consideration to the information included or incorporated by reference in this document and the Company’s audited consolidated financial statements and related notes.  Significant risk factors for the Company are metal prices, government regulations, foreign operations, environmental compliance, asset backed commercial paper, the ability to obtain additional financing, risk relating to recent acquisitions, dependence on management, title to the Company’s mineral properties, and litigation.  For details of risk factors, please refer to the 2010 year-end audited consolidated financial statements, Management Discussion and Analysis and Annual Information Form filed on SEDAR at www.sedar.com.

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FINANCIAL RISK MANAGEMENT
A.	CREDIT RISK

Credit risk is the risk of an unexpected loss if a party to its financial instrument fails to meet its contractual obligations.  The Company’s financial assets are primarily composed of cash and cash equivalents, investments and trade and other receivables.  Credit risk is primarily associated with trade and other receivables and investments; however, it also arises on cash and cash equivalents.  To mitigate exposure to credit risk, the Company has established policies to limit the concentration of credit risk, to ensure counterparties demonstrate minimum acceptable credit worthiness, and to ensure liquidity of available funds.

The Company closely monitors its financial assets and does not have any significant concentration of credit risk.  The Company sells its gold exclusively to large international organizations with strong credit ratings.  The Company’s revenue is comprised of gold sales to primarily five customers.

The historical level of customer defaults is minimal and, as a result, the credit risk associated with gold and copper concentrate trade receivables at September 30, 2011 is not considered to be high.  The Company’s maximum exposure to credit risk at September 30, 2011, is as follows:

(U.S. dollars in thousands)	September 30,	December 31,
	2011	2010
	$	$

Cash and cash equivalents	433,113	490,754
Trade and Other Receivables	20,616	11,929
Investments	-	7,533
Other	33,740	31,295
	487,469	541,511

The aging of accounts receivable at September 30, 2011 was as follows:

(U.S. dollars in thousands)						September 30,	December 31,
	0-30	31-60	61-90	91-120	Over	2011	2010
	days	days	days	days	120 days	Total	Total
	$	$	$	$	$	$

Mesquite Mine	53	1	1		260	315	442
Cerro San Pedro	3,067	519	87	128	371	4,172	3,798
Peak Mines	5,445	10	-	-	14	5,469	3,176
New Afton	1,519	4,406	-	150	-	6,075	3,581
Corporate	1,850	-	-	-	-	1,850	932
Blackwater	2,735	-	-	-	-	2,735	-
	14,669	4,936	88	278	645	20,616	11,929

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A significant portion of the Company’s cash and cash equivalents are held in large Canadian financial institutions.  Short-term investments (including those presented as part of cash and cash equivalents) are composed of financial instruments issued by Canadian banks with high investment-grade ratings and the governments of Canada and the U.S.

The Company has a bonding and insurance program, primarily with Chartis, formerly American International Specialty Lines Insurance Company (“AIG Insurance”), in respect of the operations and closure liabilities of the Mesquite Mine.  At September 30, 2011, the Company had $9.0 million in the account. In September 2008, AIG Insurance’s parent company, American International Group, Inc. (“AIG”), suffered a liquidity crisis following the downgrade of its credit rating.  The United States Federal Reserve loaned money to AIG in order for the company to meet its obligations to post additional collateral to trading partners.  As a result of Federal and State laws governing the operation of AIG Insurance and segregation of funds, it is not believed that the Company’s funds are at risk.  During 2009, AIG worked through its restructuring under the supervision of the Federal Reserve Bank of New York and the U.S. Department of the Treasury.  The U.S. Department of the Treasury has a majority stake in the equity of AIG, which owns Chartis. Chartis is advancing towards the goal of becoming an independent property-casualty and general insurance company and in December 2010 announced that they had signed a definitive recapitalization agreement with the government in the U.S.

The Company sells all of its copper concentrate production to a customer under an off-take contract. The loss of this customer or unexpected termination of the off-take contract could have a material adverse effect on the Company’s results of operations, financial condition and cash flows.  However, there are alternative customers in the market.

The Company is not economically dependent on a limited number of customers for the sale of its gold because gold can be sold through numerous commodity market traders worldwide. The Company has five customers (2010, five customers) that account for approximately 94% (2010, 95%) of the concentrate and doré sales revenue.

Metal sales	Three months ended September 30		Nine Months Ended September 30,
Customer	2011	2010	2011	2010
	$	$	$	$

1	92,421	21,204	297,015	91,343
2	33,584	13,355	84,051	50,951
3	24,073	19,009	54,391	44,225
4	8,520	61,433	37,463	118,628
5	5,933	5,847	17,677	17,314
Total	164,531	120,848	490,597	322,461
% of total metal sales	94%	95%	95%	95%

B.	LIQUIDITY RISK

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.  The Company manages liquidity risk through the management of its capital structure and financial leverage.

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The following are the contractual maturities of debt commitments.  The amounts presented represent the future undiscounted principal and interest cash flows and therefore do not equate to the carrying amounts on the consolidated statements of financial position.

(U.S. dollars in thousands)					September 30,	December 31,
	Less than			After	2011	2010
	1 year	2-3 years	4-5 years	5 years	Total	Total
	$	$	$	$	$	$
Accounts payable and
accrued liabilities	90,438	-	-	-	90,438	69,245
Long-term debt	-	52,943	-	180,006	232,949	243,307
Interest payable on	-	-	-	-	-	-
long-term debt	20,648	41,270	36,001	18,001	115,920	131,857
Gold contracts	53,068	99,704	11,938	-	164,710	153,375
	164,154	193,917	47,939	198,007	604,017	597,784

Taking into consideration the Company’s current cash position, volatile equity markets, global uncertainty in the capital markets and increasing cost pressures, the Company is continuing to review expenditures in order to ensure adequate liquidity and flexibility to support its growth strategy while maintaining production levels at its current operations. A period of continuous low gold and copper prices may necessitate the deferral of capital expenditures which may impact production from mining operations. These statements are based on the current financial position of the Company and are subject to change if any acquisitions or external growth opportunities are realized.

C.	CURRENCY RISK

The Company operates in Canada, Australia, Mexico, Chile and the United States. As a result, the Company has foreign currency exposure with respect to items not denominated in U.S. dollars. The three main types of foreign exchange risk for the Company can be categorized as follows:

i.	Transaction exposure

The Company’s operations sell commodities and incur costs in different currencies. This creates exposure at the operational level, which may affect the Company’s profitability as exchange rates fluctuate. The Company has not hedged its exposure to currency fluctuations.

ii.	Exposure to currency risk

The Company is exposed to currency risk through the following assets and liabilities denominated in currencies other than the U.S. dollar: cash and cash equivalents, trade and other receivables, reclamation deposits, accounts payable and accruals, reclamation and closure cost obligations and long-term debt.  The currencies of the Company’s financial instruments and other foreign currency denominated liabilities, based on notional amounts, were as follows:

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			September 30, 2011
(in thousands)	Canadian	Australian	Mexican	Chilean
	dollar	dollar	peso	peso

Cash and cash equivalents	247,433	41,006	5,477	31
Trade and Other Receivables	10,452	5,469	4,136	-
Prepayment option	18,199	-	-	-
Accounts payable and accruals	(51,734)	(19,824)	(39,088)	-
Reclamation and closure cost obligations	(4,012)	(15,741)	(11,730)	-
Share award units	(11,290)	-	-	-
Share Purchase warrants	(147,357)	-	-	-
Conversion option on debt	(26,635)	-	-	-
Long-term debt	(215,681)	-	-	-
Gross balance sheet exposure	(180,625)	10,910	(41,205)	31

			December 31,2010
	Canadian	Australian	Mexican	Chilean
	dollar	dollar	peso	peso

Cash and cash equivalents	331,948	41,254	5,224	11
Investments	7,533	-	-	-
Accounts receivable	4,556	3,176	3,063	39
Reclamation deposit	8,043	-	-	-
Prepayment option	7,679	-	-	-
Accounts payable and accruals	(24,458)	(24,415)	(34,003)
Reclamation and closure cost obligations	(3,655)	(13,618)	(8,421)	-
Share Purchase Warrants	(125,936)	-	-	-
Conversion Option on convertible debt	(29,429)	-	-	-
Share award units	(3,294)	-	-	-
Long-term debt	(221,832)	-	-	-
Gross balance sheet exposure	(48,845)	6,397	(34,137)	50

iii.	Translation exposure

The Company’s functional and reporting currency is U.S. dollars. The Company’s operations translate their operating results from the host currency to U.S. dollars.  Therefore, exchange rate movements in the Canadian dollar, Australian dollar, Mexican peso and Chilean peso can have a significant impact on the Company’s consolidated operating results.  Some of the Company’s earnings translation exposure to financial instruments is offset by interest on foreign currency denominated loans and debt.

A 10% strengthening (weakening) of the U.S. dollar against the following currencies would have decreased (increased) the Company’s net loss from the financial instruments presented by the amounts shown below.

	September 30,	December 31,
(in thousands)	2011	2010
	$	$

Canadian dollar	(18,063)	(4,885)
Australian dollar	1,091	640
Mexican peso	(4,120)	(3,414)
Chilean peso	3	5
	(21,089)	(7,654)

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D.	INTEREST RATE RISK

Interest rate risk is the risk that the fair value or the future cash flows of a financial instrument will fluctuate because of changes in market interest rates. All of the Company’s outstanding debt obligations are fixed; therefore, there is no exposure to changes in market interest rates. The revolving credit facility interest is variable, however the facility is undrawn at September 30, 2011.

The Company is exposed to interest rate risk on its short-term investments which are included in cash and cash equivalents.  The short-term investment interest earned is based on prevailing one to 90 days money market interest rates which may fluctuate.  A 1.0% change in the interest rate would result in an annual difference of approximately $3.0 million in interest earned by the Company.  The Company has not entered into any derivative contracts to manage this risk.  Where possible and depending on market conditions, the Company follows the policy of issuing fixed interest rate debt to avoid future fluctuations in its debt service costs.

E.	PRICE RISK

The Company’s earnings and cash flows are subject to price risk due to fluctuations in the market price of gold, silver and copper.  World gold prices have historically fluctuated widely and are affected by numerous factors beyond our control, including:

▪	the strength of the U.S. economy and the economies of other industrialized and developing nations;

▪	global or regional political or economic crises;

▪	the relative strength of the U.S. dollar and other currencies;

▪	expectations with respect to the rate of inflation;

▪	interest rates;

▪	purchases and sales of gold by central banks and other holders;

▪	demand for jewelry containing gold; and

▪	investment activity, including speculation, in gold as a commodity.

The Company acquired gold contracts which mitigate the effects of price changes.  The Company designated these contracts as an accounting cash flow hedge effective July 1, 2009 as described in Note 12 (a) of the notes to the financial statements.   At September 30, 2011 the Company had remaining gold forward sales contracts for 214,500 ounces of gold at a price of $801 per ounce at a remaining commitment of 5,500 ounces per month for 39 months.

In the third quarter of 2011, the Company’s revenues and cash flows were impacted by copper prices primarily in the range of $3.16 and $4.46 per pound.  There is a time lag between the time of shipment for copper and final pricing and changes in copper pricing can significantly impact the Company’s revenue and working capital position. As of September 30, 2011, working capital includes copper concentrate receivables totaling 0.8 million pounds. A $0.10 change in copper price would have an impact of $0.3 million on the Company’s working capital position.

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The Company is also subject to price risk for fluctuations in the cost of energy, principally electricity and purchased petroleum products.  The Company’s production costs are also affected by the prices of commodities it consumes or uses in its operations, such as lime, reagents and explosives.  The prices of such commodities are influenced by supply and demand trends affecting the mining industry in general and other factors outside the Company’s control.    The company has no fuel hedge contracts at this time.

The Company is also subject to price risk for changes in the Company’s common stock price per share.  The Company has implemented, as part of its long-term incentive plan, a share award unit plan that the Company is required to satisfy in cash upon vesting.  The amount of cash the Company will be required to expend is dependent upon the price per common share at the time of vesting.  The Company considers this plan a financial liability and is required to fair value the outstanding liability with the resulting changes included in compensation expense each period.

An increase in gold, copper and silver prices would increase the Company’s net earnings whereas an increase in fuel or share unit award prices would decrease the Company’s net earnings. A 10% change in commodity prices would impact the Company’s net earnings before taxes and other comprehensive income before taxes as follows:

(U.S. dollars in thousands)		Three Months ended September 30,
	2011	2011	2010	2010
		Other		Other
	Net	Comprehensive	Net	Comprehensive
	Earnings	Income	Earnings	Income
	$	$	$	$

Gold price	14,608	31,800	10,589	32,843
Copper price	1,648	-	752	-
Silver price	1,432	-	1,442	-
Fuel price	1,239	-	963	225
Share Purchase Warrants	14,736	-	7,134	-
Conversion Option on convertible debt	4,675	-	2,777	-
Share Award Unit	939	-	374	-

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(U.S. dollars in thousands)		Nine Months ended September 30,
	2011	2011	2010	2010
		Other		Other
	Net	Comprehensive	Net	Comprehensive
	Earnings	Income	Earnings	Income
	$	$	$	$

Gold price	41,801	31,800	28,672	32,843
Copper price	4,757	-	3,055	-
Silver price	5,682	-	2,775	-
Fuel price	3,762	-	2,603	225
Share Purchase Warrants	14,736	-	7,134	-
Conversion Option on convertible debt	4,675	-	2,777	-
Share Award Unit	939	-	374	-

CONTRACTUAL OBLIGATIONS

(U.S. dollars in thousands)		Payments due by period
Contractual obligations	Total	Less than 1 year	2 - 3 years	4 - 5 years	After 5 years
Long-term debt	232,949	-	52,943	-	180,006
Interest payable on long-term debt	115,920	20,648	41,270	36,001	18,001
Operating Leases and Other Commitments	170,465	111,837	14,776	14,640	29,212
Asset retirement obligations	57,941	1,335	1,867	1,463	53,276
Total contractual obligations	577,275	133,820	110,856	52,104	280,495

The majority of the Company’s contractual obligations consist of long-term debt and interest payable. Long-term debt obligations are comprised of senior secured notes and subordinated convertible debentures. The Notes, which were originally issued by New Gold pursuant to a note indenture dated June 28, 2007, mature and become payable on June 28, 2017 and bear interest at a rate of 10% per annum. At September 30, 2011, the face value of the Notes totaled $180.0 million (Cdn$187.0 million) with remaining interest payable totaling $108.0 million (Cdn$112.2 million). Interest is payable in arrears in equal semi-annual installments on January 1 and July 1 each year. Once the New Afton project is in commercial production, the Company is obligated to offer to repay a face value amount equal to 50% of excess cash flow each year, at the option of the noteholders. The Company also has the option to prepay the Notes at a premium ranging from 110% to 101% (decreasing rates based on the length of time the Notes are outstanding). These Notes are secured on the New Afton project assets and do not have recourse to other assets of New Gold.

The Company has 55,000 subordinated convertible debentures that bear interest at a rate of 5% per annum and are convertible by the holders into common shares of the Company at any time up to June 28, 2014. At September 30, 2011, the aggregate principal of the subordinated convertible debentures was $52.9 million (Cdn$55.0 million) with remaining interest payable totaling $7.9 million (Cdn$8.2 million). Interest is payable in arrears in equal semi-annual installments on January 1 and July 1 each year.

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OUTSTANDING SHARES

As at November 3, 2011, there were 450,493,586 common shares of the Company outstanding.  The Company had 10,747,118 stock options outstanding under its share option plan, exercisable for 10,747,118 common shares.  In addition, the Company had 319,161,530 common share purchase warrants outstanding exercisable for 56,981,032 common shares.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of financial statements in conformity with International Financial Reporting Standards requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Based on historical experience, current market conditions and expert advice, management makes assumptions that are believed to be reasonable under the circumstances. These estimates and assumptions form the basis for judgments about the carrying value of assets and liabilities and reported amounts for revenues and expenses. The following have been identified as critical accounting policies and estimates and a change in these policies or estimates could materially impact the consolidated financial statements. The Company’s significant accounting policies are described in Note 2 to the consolidated interim financial statements for the three and nine months ended September 30, 2011.

A.	INVENTORIES

Finished goods, work-in-process, heap leach ore and stockpiled ore are valued at the lower of average production cost or net realizable value. Production costs include the cost of raw materials, direct labour, mine-site overhead expenses and depreciation and depletion of mining interests. Net realizable value is calculated as the estimated price at the time of sale based on prevailing and long-term metal prices less estimated future production costs to convert the inventories into saleable form.

The recovery of gold and silver from certain ores is achieved through the heap leaching process. Under this method, ore is placed on leach pads where it is treated with a chemical solution which dissolves the gold contained ore. The resulting “pregnant” solution is further processed in a plant where the gold is recovered. For accounting purposes, costs are added to ore on leach pads for current mining and leaching costs, including applicable depreciation, depletion and amortization relating to mining interests. Costs are removed from ore on leach pads as ounces of gold and silver are recovered based on the average cost per recoverable ounce on the leach pad.

Estimates of recoverable gold  and silver on the leach pads are calculated from the quantities of ore placed on the leach pads (measured tonnes added to the leach pads), the grade of ore placed on the leach pads (based on assay data), and a recovery percentage (based on ore type).  Although the quantities of recoverable gold and silver placed on each leach pad are reconciled by comparing the grades of ore placed on the leach pad to the quantities actually recovered, the nature of the leaching process inherently limits the ability to precisely monitor inventory levels.  The recovery of gold and silver from the leach pad is not known until the leaching process has concluded.

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In-process inventory represents materials that are currently in the process of being converted into finished goods.  The average production cost of finished goods represents the average cost of in-process inventories incurred prior to the refining process, plus applicable refining costs and associated royalties.

Supplies are valued at the lower of average cost and net realizable value.

B.	MINING INTERESTS

Mining interests represent capitalized expenditures related to the development of mining properties, related plant and equipment and expenditures related to exploration arising from property acquisitions.  Capitalized costs are depreciated and depleted using either a unit-of-production method over the estimated economic life of the mine to which they relate, or for plant and equipment, using the straight-line method over their estimated useful lives, if shorter than the mine life.

The costs associated with mining properties are separately allocated to reserves, resources and exploration potential, and include acquired interests in production, development and exploration stage properties representing the fair value at the time they were acquired. The value associated with resources and exploration potential is the value beyond proven and probable reserves assigned through acquisition.  The value allocated to reserves is depreciated on a unit-of-production method over the estimated recoverable proven and probable reserves at the mine.

Costs related to property acquisitions are capitalized until the viability of the mineral property is determined. When it is determined that a property is not economically recoverable the capitalized costs are written off. Exploration costs incurred to the date of establishing that a property is economically recoverable are expensed.  Further development expenditures are capitalized to the property.

Upon sale or abandonment the cost of the property and equipment, and related accumulated depreciation or depletion, are removed from the accounts and any gains or losses thereon are included in income from operations.

The Company reviews and evaluates its mining interests for indicators of impairment at the end of each reporting period. Impairment assessments are conducted at the level of cash-generating units (“CGUs”), with each operating mine and development project representing a separate CGU.  If an indication of impairment exists, the recoverable amount of the CGU is estimated. An impairment loss is recognized when the carrying amount of the CGU is in excess of its recoverable amount. The recoverable amount is the greater of the CGU’s fair value less costs to sell and its value in use.

The Company assesses at the end of each reporting period whether there is any indication that an impairment loss recognized in prior periods for a long-lived asset may no longer exist or may have decreased.  If any such indication exists, the Company estimates the recoverable amount of that CGU. A reversal of an impairment loss is recognized up to the lesser of the recoverable amount or the carrying amount that would have been determined (net of amortization or depreciation) had no impairment loss been recognized for the CGU in prior years.

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Borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset that necessarily takes a substantial period of time to get ready for its intended use are capitalized until such time as the assets are substantially ready for their intended use. Other borrowing costs are recognized as an expense in the period in which they are incurred.

C.	RECLAMATION AND CLOSURE COST OBLIGATIONS

The Company’s mining and exploration activities are subject to various governmental laws and regulations relating to the protection of the environment.  These environmental regulations are continually changing and are generally becoming more restrictive. The Company has made, and intends to make in the future, expenditures to comply with such laws and regulations. The Company has recorded a liability and corresponding asset for the estimated future cost of reclamation and closure, including site rehabilitation and long-term treatment and monitoring costs, discounted to net present value. Such estimates are, however, subject to change based on negotiations with regulatory authorities, changes in laws and regulations or changes to market inputs to the decommissioning model.

D.	INCOME TAXES

The Company uses the liability method of accounting for income taxes.  Under the liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and for tax losses and other deductions carried forward.  Upon business acquisitions, the liability method results in a gross-up of mining interests to reflect the recognition of the deferred tax liabilities for the tax effect of such differences.

Current tax for each taxable entity is based on the local taxable income at the local statutory rate enacted or substantively enacted at the statement of financial position date and includes adjustments to tax payable or recoverable in respect of previous periods.

Deferred tax assets and liabilities are measured using substantively enacted tax rates expected to apply when the asset is realized or the liability settled.  A reduction in respect of the benefit of a deferred tax asset (a valuation allowance) is recorded against any deferred tax asset if it is not more likely than not to be realized. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period in which the change is substantively enacted.

Mining taxes and royalties are treated and disclosed as current and deferred taxes if they have the characteristics of an income tax.

E.	REVENUE RECOGNITION

Revenue from the sale of metals is recognized in the accounts when persuasive evidence of an arrangement exists, title and risk passes to buyer, collection is reasonably assured and the price is reasonably determinable. Revenue from the sale of metals in concentrate may be subject to adjustment upon final settlement of estimated metal prices, weights and assays. Adjustments to revenue for metal prices are recorded monthly and other adjustments are recorded on final settlement. These types of adjustments can have a material impact on revenues.

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F.	LONG TERM INCENTIVE PLANS

As part of its long-term incentive plans, the Company has established an employee stock option plan Compensation expense is determined using the Black-Scholes option pricing model based on estimated fair values of all stock-based awards at the date of grant and is expensed to operations over each award’s vesting period. The Black-Scholes option pricing model utilizes subjective assumptions such as expected price volatility and expected life of the option. Changes in these input assumptions can significantly affect the fair value estimate.

The Company has also established a share unit award plan that results in future cash payments to the holder of share unit awards as a long-term incentive plan.  As the Company is required to settle this award in cash based on the market price of the Company’s common shares, the Company recognizes a provision based on the vesting of the awards.  The provision is recorded at fair value and changes in the fair value of the award are included in compensation expense.

POLICIES USED IN ANNUAL FINANCIAL STATEMENTS

As described below, the Company’s current interim financial statements are its third financial statements prepared using IFRS. These interim financial statements were prepared using the accounting policies the Company expects to adopt in its December 31, 2011 annual financial statements. In preparing the Company’s first annual financial statements the Company is required to use the standards in effect as at December 31, 2011, which may differ from the policies the Company currently expects to adopt and use in the current interim financial statements. Differences may arise as a result of new standards being issued, with an effective date of December 31, 2011 or prior, before the preparation of the Company’s December 31, 2011 annual financial statements. Accordingly, to the extent that new standards are issued with an effective date of December 31, 2011 or prior the accounting policies used in the Company’s current interim financial statements would differ from those used in the company’s annual December 31, 2011 financial statements. A change in the accounting policies used may result in material changes to the Company’s reported financial position, results of operations and cash flows.

FUTURE CHANGES IN ACCOUNTING POLICIES

On November 12, 2009, the IASB issued IFRS 9 Financial Instruments which addresses the classification and measurement of financial assets as the first step in its project to replace IAS 39 Financial Instruments: Recognition and Measurement. Requirements for financial liabilities were added in October 2010. IFRS 9 must be applied starting January 1, 2013, with early adoption permitted. The Company has not early adopted IFRS 9 and is currently evaluating the expected impact on its consolidated financial statements.

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Accounting standards effective January 1, 2013:

(a)
IFRS 10 Consolidated Financial Statements includes a new definition of control, which is used to determine which entities are consolidated, and describes consolidation procedures. Concurrently with the issuance of IFRS 10, IAS 27 and IAS 28 - Investments in Associates were revised and reissued as IAS 27 - Separate Financial Statements and IAS 28 - Investments in Associates and Joint Ventures to align with the new consolidation guidance.  The Company is currently evaluating the impact that the above standards are expected to have on its consolidated financial statements.

(b)	IFRS 11 Joint Arrangements describes the accounting for joint arrangements with joint control; proportionate consolidation is not permitted for joint ventures (as newly defined)

(c)	IFRS 12 Disclosures of Interests in Other Entities includes all of the disclosure requirements for subsidiaries, joint ventures, associates, and "structured entities

(d)	IFRS 13 Fair Value Measurement provides guidance on how to measure fair value, but does not change when fair value is required or permitted under IFRS

(e)
IFRS 1 First-time Adoption of International Financial Reporting Standards clarifies that an entity is required to apply IFRS 1 when the entity’s most recent previous annual financial statements did not contain an explicit and unreserved statement of compliance with IFRSs, even if the entity applied IFRS 1 in a reporting period before the period reported in the most recent previous annual financial statements. It also clarifies that an entity that capitalized borrowing costs in accordance with its previous GAAP before the date of transition to IFRSs may carry forward without adjustment the amount previously capitalized in the opening statement of financial position at the date of transition. Also clarifies that borrowing costs incurred on or after the date of transition to IFRSs, including those incurred on qualifying assets under construction at the date of transition, should be accounted for in accordance with IAS 23, Borrowing Costs.

(g)
IAS 1 Presentation of Financial Statements clarifies that additional financial statement information is not necessary for periods beyond the minimum comparative information requirements. If additional comparative information is provided, the information should be presented in accordance with IFRSs. IAS 1 is amended to change the disclosure of items presented in Other Comprehensive Income (“OCI”), including a requirement to separate items presented in OCI into two groups based on whether or not they may be recycled to profit or loss in the future.

(h)	IAS 16 Property, Plant and Equipment clarifies that servicing equipment should be classified as property, plant and equipment when it is used during more than one period and as inventory otherwise.

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(i)
IAS 32 Financial Instruments: Presentation clarifies that income tax relating to distributions to holders of an equity instrument and income tax relating to transaction costs of an equity transaction should be accounted for in accordance with IAS 12 Income Taxes.

(j)
IAS 34 Interim Financial Reporting clarifies the requirements relating to segment information in interim reports by specifying that total assets for a particular reportable segment would be disclosed only when the amounts are regularly provided to the chief operating decision maker and there has been a material change in the total assets for that segment from the amount disclosed in the last annual financial statements.

(k)
IFRIC 20 Stripping costs in the production phase of a surface mine sets out the accounting for overburden waste removal (stripping) costs in the production phase of a mine. The interpretation may require mining entities reporting under IFRS to write off existing stripping assets to opening retained earnings if the assets cannot be attributed to an identifiable component of an ore body.

These standards must be applied starting January 1, 2013, with early adoption permitted. The Company has not early adopted these new standards and is currently evaluating the expected impact on its consolidated financial statements.

Accounting standards anticipated to be effective January 1, 2013:

(a)
The IASB intends to replace IAS 39 - Financial Instruments: Recognition and Measurement (“IAS 39”) in its entirety with IFRS 9 - Financial Instruments (“IFRS 9”). IFRS 9 will be the new standard for the financial reporting of financial instruments that is principles-based and less complex than IAS 39. IFRS 9 has two measurement categories: amortized cost and fair value. All equity instruments are measured at fair value. A debt instrument is at amortized cost only if the entity holding it is to collect contractual cash flows which represent principal and interest; otherwise it is measured at fair value through profit or loss. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

INTERNATIONAL FINANCIAL REPORTING STANDARDS

In February 2008, the Canadian Accounting Standards Board (“AcSB”) confirmed January 1, 2011, as the date International Financial Reporting Standards (“IFRS”) would replace Canadian generally accepted accounting principles (“GAAP”) for publicly accountable enterprises. As a result, the Company has prepared its current interim consolidated financial statements using IFRS accounting policies, with restatement for comparative purposes of amounts reported under Canadian GAAP. The Company’s financial statements for the year ending December 31, 2011 will be its first annual financial statements that comply with IFRS.

The transition to IFRS had a significant impact on the Company’s consolidated balance sheets and statements of comprehensive income. The impact on the January 1, 2010 opening balance sheet under IFRS compared to the December 31, 2009 balance sheet under Canadian GAAP was a $255.9 million decrease in the equity balance. Please refer to Note 21 of the consolidated interim financial statements for the reconciliations

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between IFRS and Canadian GAAP for the three and nine months ended September 30, 2010 and for the statements of comprehensive income for the three and nine months ended September 30, 2010.  Reconciliations between IFRS and Canadian GAAP for the statements of cash flows for the three and nine months ended September 30, 2010 are provided in Note 21; however, the actual cash flows of the Company were not affected by the transition to IFRS.

The following discussion highlights the impact of significant differences between Canadian GAAP and IFRS on the Company’s consolidated financial statements:

A.	MINING INTERESTS

IFRS 1 First-time Adoption of International Financial Reporting Standards (“IFRS 1”) allows an entity to initially measure an item of property, plant and equipment on transition to IFRS at fair value on the transition date and use that fair value as its deemed cost. Please refer below for further details on the IFRS 1 exemptions elected by the Company.

Under IFRS 1, the Company elected to measure the New Afton project at fair value on transition to IFRS. The Company calculated the fair value of the project using a discounted cash flow methodology. Under Canadian GAAP, the estimates of future cash flows used to test the recoverability were on an undiscounted basis.

The write-down of the project to its fair value on the date of transition resulted in a $327.6 million decrease in mining interests, a decrease in deferred tax liabilities of $81.2 million, with an offsetting adjustment of $246.4 million to the deficit balance in the January 1, 2010 balance sheet. The use of the fair value as deemed cost election resulted in setting a new historical cost base of the property from which potential future impairment losses and reversals will be measured.

B.	FINANCIAL INSTRUMENTS

The transition to IFRS resulted in presentation and measurement differences for the Company’s share purchase warrants and convertible debentures. Under IFRS, share purchase warrants with an exercise price denominated in a currency other than the Company’s functional currency are required to be classified and accounted for as financial liabilities at their fair values, with changes in fair values being included in the income statement.  Under Canadian GAAP, all the Company’s outstanding share purchase warrants were classified and accounted for as equity. The January 1, 2010 balance sheet adjustment was an increase in derivative liabilities of $29.8 million, a reduction in share purchase warrants included in equity of $138.8 million, an increase in deferred tax liabilities of $11.9 million, a reduction in common shares of $0.8 million, with a net adjustment of $97.9 million to the deficit balance. The impact of this difference on the Company’s income statement for the year ended December 31, 2010, was an unrealized loss on derivative liabilities of $92.6 million and a $3.5 million foreign exchange loss.

Under IFRS, the conversion option of the Company’s convertible debentures does not meet the criteria for equity classification and accordingly, is treated as a derivative liability that is measured at fair value on initial recognition. Under Canadian GAAP, the conversion option was classified as equity in the Company’s balance sheet. Under IFRS, the conversion option derivative is re-measured at fair value at each balance sheet date,

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while under Canadian GAAP the equity component was not re-measured. The impact of this difference on the Company’s January 1, 2010 balance sheet was an increase in derivative liabilities of $7.7 million, a decrease in equity component of convertible debentures of $21.6 million, an increase in deferred tax liabilities of $2.6million, with an offsetting adjustment to the deficit balance of $ 11.3million. The impact of this difference on the Company’s income statement for the year ended December 31, 2010, was an unrealized loss on derivative liabilities of $20.8 million.

Due to the Company’s election of the IFRS 1 exemption for business combinations (see below), the initial recognition and subsequent measurement of the debt portion of the convertible debentures was unchanged on transition to IFRS.

C.	FOREIGN CURRENCY TRANSLATION

IFRS does not have the concept of group functional currency and requires a separate functional currency assessment for each entity within the consolidated group. Under Canadian GAAP, all the Company’s entities had U.S. dollar functional currencies.

Under IFRS, the Company is continuing with U.S. dollar functional currencies for all entities, with the exception of the New Afton project. The Canadian dollar was determined to be the functional currency for New Afton under IFRS.

This difference resulted in an $8.7 million increase in mining interests, an increase in deferred tax liabilities of $2.2 million, with an offsetting adjustment to the deficit balance of $6.5 million in the Company’s January 1, 2010 balance sheet.

The impact of this difference was a $13.9 million decrease in unrealized foreign exchange loss in the Company’s income statement for the year ended December 31, 2010.

D.	DECOMMISSIONING LIABILITIES (RECLAMATION AND CLOSURE COST OBLIGATIONS)

IFRS requires provisions to be updated at each statement of financial position (balance sheet) date using a current pre-tax discount rate (which reflects current market assessment of the time value of money and the risk specific to the liability). Canadian GAAP required the use of a current credit-adjusted, risk-free rate for upward adjustments, and the original credit-adjusted, risk-free rate for downward revisions.

This difference resulted in different discount rates being applicable for IFRS purposes than the discount rates used for Canadian GAAP. Accordingly, the Company was required to recalculate its reclamation and closure cost obligations and related asset amounts on transition. In performing the calculations, the IFRS 1 elective exemption for decommissioning liabilities was applied (see IFRS 1 below).

The impact on the January 1, 2010 balance sheet was an increase in reclamation and closure cost obligations of $4.9 million, an increase in mining interests of $4.3 million, with an offset to the deficit balance of $0.6 million. The impact on the December 31, 2010 balance sheet was an increase in reclamation and closure cost obligations of $8.5 million.

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E.	PROPERTY, PLANT AND EQUIPMENT

IFRS requires identifying and measuring the cost of significant individual components of assets which have different useful lives than the core asset. Significant components are then separately depreciated based on their individual useful lives.

The impact on the January 1, 2010 balance sheet was a decrease in mining interests of $2.5 million, a decrease in deferred tax liabilities of $0.7 million, with an offset to the deficit balance of $1.8 million.

The impact on the Company’s income statement for the year ended December 31, 2010 was a reduction in operating expenses of $3.5 million and an increase in depreciation and depletion of $2.5 million.

F.	REVERSAL OF IMPAIRMENT LOSS

Under IFRS, previous impairment losses recognized must be reversed where circumstances have changed such that the impairments have reduced (other than for impairments of goodwill, which are not reversed). Reversals of impairment losses were not permitted under Canadian GAAP.

The Company increased the carrying value by $51.9 million for the Amapari property to reverse an impairment charge that was recognized in 2008. The increase resulted in an impairment reversal to the fair value of the property, less estimated costs to sell, at January 1, 2010.  When the property was sold in the third quarter of 2010, the $51.9 million was reversed, and offset against the gain on sale recognized for Canadian GAAP purposes.

G.	DEFERRED TAXES

IFRS requires a deferred tax asset or liability to be recognized for exchange gains and losses related to non-monetary assets and liabilities that are re-measured into the functional currency using the historical exchange rates. Under Canadian GAAP, a deferred tax asset or liability was not recognized for a temporary difference arising from the difference between the historical exchange rate and the current exchange rate translations of the cost of non-monetary assets and liabilities of integrated foreign operations. As a result of this difference, an adjustment was required to increase deferred tax liabilities by $23.2 million, with an offset to the deficit balance at January 1, 2010.

Under Canadian GAAP, a deferred tax asset was not recognized on the disposition of the AB Notes, as it was assumed there was no future source of capital gains. Under IFRS, due to the deferred tax liability recognized on the warrants (refer to the financial instruments discussion in section B above), a deferred tax asset was required to be recognized on disposition of the notes.  The impact on the January 1, 2010 balance sheet was a decrease in deferred tax liabilities of $9.5 million, with an offsetting adjustment to the deficit balance.

IFRS 1 Exemptions

IFRS 1 provides entities adopting IFRS for the first time with a number of optional exemptions and mandatory exceptions to the general requirement for full retrospective application of IFRS.  A summary of the exemptions elected by Company is as follows:

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i)	Business combinations

IFRS 1 provides an option to not restate business combinations that occurred prior to the transition date or to only restate business combinations that occurred after a designated date prior to the transition date. The Company elected to apply this exemption to all business combinations that occurred prior to January 1, 2010. As a result, all prior business combinations were accounted for as they were under Canadian GAAP, and there was no impact on the Company’s opening balance sheet as a result of this election.

ii)	Fair value as deemed cost

IFRS 1 allows an entity to initially measure an item of property, plant and equipment upon transition to IFRS at fair value on the transition date or at an event-driven fair value (e.g. a fair value determined through a business combination or initial public offering). This elective exemption can be applied on an individual asset basis.

The Company elected to measure the New Afton project at January 1, 2010 at fair value and use that fair value as its deemed cost. Please refer to section A above for further details on the impact of this election on the Company’s opening balance sheet.

iii)	Cumulative translation account (“CTA”)

IFRS 1 allows cumulative translation differences for all foreign operations to be deemed zero at the date of transition to IFRS, with future gains or losses on subsequent disposal of any foreign operations to exclude translation differences arising from prior to the date of transition to IFRS. The Company elected to apply this exemption, and accordingly reset the CTA to zero on transition to IFRS. Please refer to section C above for further details on the impact on the Company’s opening balance sheet.

iv)	Decommissioning liabilities

Under IFRS 1, an entity can elect to not apply the provisions of IFRIC 1 - Changes in Existing Decommission, Restoration and Similar Liabilities, as they relate to changes in such liabilities before the date of transition to IFRS.

When applying this exemption, an entity determines its decommissioning liabilities at the transition date, discounts the liabilities back to the dates when they first arose using management’s best estimate of the historical risk-adjusted discount rates, and depreciates these amounts forward to the transition date to determine the amount to be included in the depreciated cost of the assets.  The Company elected to apply this exemption on transition to IFRS. Please refer to section D above for further details on the impact on the Company’s opening balance sheet.

v)	Share-based payment

IFRS 1 encourages, but does not require a first time adopter to apply IFRS 2 – Share-based Payment (“IFRS 2”) to equity instruments that were granted on or before November 7, 2002, or were granted after November 7,

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2002 but vested before the Company’s IFRS transition date. Accordingly, an entity may elect not to retrospectively apply IFRS 2 to these equity instruments.

The Company elected this exemption and as a result, applied IFRS 2 retrospectively for only share-based payments that were granted after November 7, 2002 and had not vested at the date of transition. There was no impact on the Company’s opening balance sheet as a result of this election.

vi)	Borrowing costs

IFRS 1 permits an entity to apply the transitional provisions of IAS 23 - Borrowing Costs (“IAS 23”) as an alternative to full retrospective application. Under these provisions, an entity may elect to only apply IAS 23 to qualifying assets for which the commencement date for capitalization is on or after the date of transition (or an elected earlier date).

The Company elected to apply this exemption from its transition date of January 1, 2010, and as a result, will apply IAS 23 to qualifying properties for which the commencement date for capitalization is January 1, 2010 or later. There was no impact on the Company’s opening balance sheet as a result of this election.

CONTROLS AND PROCEDURES

A. DISCLOSURE CONTROLS AND PROCEDURES

The Company’s Management, with the participation of its Chief Executive Officer and Chief Financial Officer, have evaluated the effectiveness of the Company’s disclosure controls and procedures. Based on that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of the period covered by this report, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported, within the appropriate time periods.

B. MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company's Management, including the Chief Executive Officer and the Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting (“IFCR”) is a process designed by, or under the supervision of, the Company's principal executive and principal financial officers and effected by the Company's Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The Company's internal control over financial reporting includes those policies and procedures that:

▪	Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

▪
Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

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▪
Provide reasonable assurance regarding prevention or timely detections of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

The Company’s Management, including its President and Chief Executive Officer and Executive Vice President and Chief Financial Officer, believe that any internal controls and procedures for financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Furthermore, the design of a control system must reflect the fact that there are resource constraints and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented and or detected. These inherent limitations include the realities that judgments in decision-making can be faulty and breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override control. The design of any system of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

The Company's management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2010. In making this assessment, it used the criteria set forth in the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on our assessment, management has concluded that, as of December 31, 2010, the Company's internal control over financial reporting is effective based on those criteria.

The Company’s internal control over financial reporting as of December 31, 2010 has been audited by Deloitte & Touche LLP, Independent Registered Chartered Accountants who also audited the Company’s Consolidated Financial Statements for the year ended December 31, 2010. Deloitte & Touche LLP as stated in their report, that immediately precedes the Company's audited consolidated financial statements for the year ended December 31, 2010, expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

C. CHANGES IN INTERAL CONTROL OVER FINANCIAL REPORTING

There has been no change in the Company’s design of internal controls and procedures over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting during the period covered by this Management’s Discussion and Analysis.

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ENDNOTES

1.
“Total cash cost” figures are calculated in accordance with a standard developed by The Gold Institute, which was a worldwide association of suppliers of gold and gold products and included leading North American gold producers. The Gold Institute ceased operations in 2002, but the standard is the accepted standard of reporting cash cost of production in North America. Adoption of the standard is voluntary and the cost measures presented may not be comparable to other similarly titled measures of other companies. The Company reports total cash cost on a sales basis. Total cash cost includes mine site operating costs such as mining, processing, administration, royalties and production taxes, realized gains and losses on fuel contracts, but is exclusive of amortization, reclamation, capital and exploration costs and net of by-product sales. Total cash cost is then divided by gold ounces sold to arrive at the total cash cost per ounce sold. The measure, along with sales, is considered to be a key indicator of a company’s ability to generate operating earnings and cash flow from its mining operations. This data is furnished to provide additional information and is a non-IFRS measure. It should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS and is not necessarily indicative of operating costs presented under IFRS.

2.	Average realized price per ounce of gold sold is a non-IFRS financial measure which:
▪	excludes from revenues unrealized gains and losses on non-hedge derivative contracts; and,
▪	includes revenues from the Amapari Mine which has been presented as a discontinued operation.

3.
“Adjusted net earnings” is a non- GAAP financial measure with no standard definition under IFRS which management uses to internally evaluate the underlying operating performance of the Company as a whole for the reporting periods presented.  While the adjustments to net earnings in this measure include items that are recurring, adjusted net earnings is a useful measure of the Company’s performance as the changes in fair value on embedded derivatives and non-hedged derivatives, gains/losses on FVTPL financial assets and foreign exchange and other non-recurring items do not reflect the underlying operating performance of our core mining business and are not necessarily indicative of future operating results.

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CAUTIONARY NOTE TO U.S. READERS CONCERNING ESTIMATES OF MEASURED, INDICATED AND INFERRED MINERAL RESOURCES

Information concerning the properties and operations of New Gold has been prepared in accordance with Canadian disclosure standards under applicable Canadian securities laws, and may not be comparable to similar information for United States companies. The terms "Mineral Resource", "Measured Mineral Resource", "Indicated Mineral Resource" and "Inferred Mineral Resource" used in this MD&A are Canadian mining terms as defined in accordance with NI 43-101 under guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") Standards on Mineral Resources and Mineral Reserves adopted by the CIM Council on December 11, 2005. While the terms "Mineral Resource", "Measured Mineral Resource", "Indicated Mineral Resource" and "Inferred Mineral Resource" are recognized and required by Canadian regulations, they are not defined terms under standards of the United States Securities and Exchange Commission. Under United States standards, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve calculation is made. As such, certain information contained in this MD&A concerning descriptions of mineralization and resources under Canadian standards is not comparable to similar information made public by United States companies subject to the reporting and disclosure requirements of the United States Securities and Exchange Commission. An "Inferred Mineral Resource" has a great amount of uncertainty as to its existence and as to its economic and legal feasibility. It cannot be assumed that all or any part of an "Inferred Mineral Resource" will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. Readers are cautioned not to assume that all or any part of Measured or Indicated Resources will ever be converted into Mineral Reserves. Readers are also cautioned not to assume that all or any part of an "Inferred Mineral Resource" exists, or is economically or legally mineable. In addition, the definitions of "Proven Mineral Reserves" and "Probable Mineral Reserves" under CIM standards differ in certain respects from the standards of the United States Securities and Exchange Commission.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
Certain information contained in this document, including any information relating to New Gold's future financial or operating performance may be deemed "forward looking". All statements in this document, other than statements of historical fact, that address events or developments that New Gold expects to occur, are "forward-looking statements". Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "does not expect", "plans", "anticipates", "does not anticipate", "believes", "intends", "estimates", "projects", "potential", "scheduled", "forecast", "budget" and similar expressions or their negative connotations, or that events or conditions "will", "would", "may", "could", "should" or "might" occur. All such forward-looking statements are based on the opinions and estimates of management as of the date such statements are made and are subject to important risk factors and uncertainties, many of which are beyond New Gold's ability to control or predict. Forward-looking statements are necessarily based on estimates and assumptions that are inherently subject to known and unknown risks, uncertainties and other factors that may cause New Gold's actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Such factors include, without limitation: price levels and volatility in the spot and forward markets for commodities; the uncertainties inherent to current and future legal challenges New Gold is or may become a party to, including the third party claim related to the El Morro transaction with respect to Datawave's exercise of its right of first refusal on the El Morro copper-gold project in Chile and its partnership with Goldcorp Inc., which transaction and third party claim were announced by New Gold in January 2010; controls, regulations and political or economic developments in the countries in which New Gold does or may carry on business; changes in national and local government legislation in Canada, the United States, Australia, Mexico and Chile or any other country in which New Gold currently does or may in the future carry on business; the lack of certainty with respect to foreign legal systems, which may not be immune from the influence of political pressure, corruption or other factors that are inconsistent with the rule of law; the speculative nature of mineral exploration and development, including the risks of obtaining and maintaining the validity and enforceability of the necessary licenses and permits and complying with the permitting requirements of each jurisdiction that New Gold operates, including, but not limited to, Mexico, where New Gold is involved with ongoing challenges relating to its environmental impact statement for the Cerro San Pedro Mine; discrepancies between actual and estimated production, between actual and estimated costs, between actual and estimated reserves and resources and between actual and estimated metallurgical recoveries; actual results of current exploration or reclamation activities; fluctuations in the international currency markets and in the rates of exchange of the currencies of Canada, the United States, Australia, Mexico and Chile; significant capital requirements; impact of any hedging activities; taxation; additional funding requirements; loss of key employees; diminishing quantities or grades of reserves; changes in project parameters as plans continue to be refined; accidents; labour disputes; defective title to mineral claims or property or contests over claims to mineral properties; and competition. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance or inability to obtain insurance to cover these risks) as well as other risks discussed under the heading "Risks Factors" included in New Gold's latest Annual Information Form filed on www.sedar.com and this MD&A for the quarter ended September 30, 2011, both available at www.sedar.com. Forward-looking statements are not guarantees of future performance, and actual results and future events could materially differ from those anticipated in such statements. All of the forward-looking statements contained in this document are qualified by these cautionary statements. New Gold expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, events or otherwise, except in accordance with applicable securities laws.

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